Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

PEDAL PARENT, INC.,

PEDAL MERGER SUB, INC.

and

PROSIGHT GLOBAL, INC.

Dated as of January 14, 2021

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-ii-

Section 5.3	No Solicitation	31
Section 5.4	Filings	33
Section 5.5	Employee Matters	33
Section 5.6	Efforts	35
Section 5.7	Takeover Statutes	38
Section 5.8	Public Announcements	50
Section 5.9	Indemnification and Insurance	39
Section 5.10	Control of Operations	40
Section 5.11	Financing	41
Section 5.12	Legacy Transfer Transaction	44
Section 5.13	Third-Party Consents	44
Section 5.14	Additional Pre-Closing Actions	45

ARTICLE VI CONDITIONS TO THE MERGER		45

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	45
Section 6.2	Conditions to Obligation of the Company to Effect the Merger	46
Section 6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	46
Section 6.4	Frustration of Closing Conditions	47

ARTICLE VII TERMINATION		47

Section 7.1	Termination or Abandonment	47
Section 7.2	Effect of Termination	48
Section 7.3	Termination Fee	49

ARTICLE VIII MISCELLANEOUS		50

Section 8.1	No Survival of Representations and Warranties	50
Section 8.2	Expenses	50
Section 8.3	Counterparts; Effectiveness	50
Section 8.4	Governing Law; Jurisdiction	50
Section 8.5	Specific Enforcement	51
Section 8.6	WAIVER OF JURY TRIAL	51
Section 8.7	Notices	52
Section 8.8	Assignment; Binding Effect	53
Section 8.9	Severability	53
Section 8.10	Entire Agreement; No Third-Party Beneficiaries	54

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Section 8.11	Amendments; Waivers	54
Section 8.12	Headings	54
Section 8.13	Interpretation	54
Section 8.14	Debt Financing Source Matters	55
Section 8.15	Definitions	55

SCHEDULES

Company Disclosure Schedules

Parent Disclosure Schedules

Schedule 5.12 – Captive Term Sheet

Schedule 5.14(b) – Additional Pre-Closing Actions

ANNEXES

Annex I – Debt Commitment Letter

EXHIBITS

Exhibit A Form of Joint Stockholder Consent

Exhibit B Bylaws of Surviving Corporation

Exhibit C Loss Portfolio Binder

Exhibit D Stockholder Support Agreement

Exhibit E Certificate of Incorporation of Surviving Corporation

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This AGREEMENT AND PLAN OF MERGER, dated as of January 14, 2021 (this “Agreement”), is entered into among Pedal Parent, Inc., a Delaware corporation (“Parent”), Pedal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and ProSight Global, Inc., a Delaware corporation (the “Company”). Capitalized terms and certain other terms used in this Agreement have the meanings ascribed to such terms in Section 8.15.

WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has: (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into this Agreement; (b) approved the execution, delivery and performance of this Agreement; and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Goldman Sachs Group, Inc. and TPG Advisors VI, Inc. (collectively, the “Major Stockholders”) have each entered into a voting and support agreement in favor of Parent, dated as of the date hereof, in the form attached hereto as Exhibit D (the “Stockholder Support Agreement”);

WHEREAS, immediately following the execution and delivery of this Agreement, the Major Stockholders will execute and deliver to the Company a joint written consent in the form of Exhibit A (the “Joint Stockholder Consent”), adopting this Agreement and approving the transactions contemplated hereby, including the Merger, in accordance with Delaware Law;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, will approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make the representations, warranties, covenants and agreements specified herein;

WHEREAS, immediately prior to the execution of this Agreement, as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company has entered into, and has caused certain of its Subsidiaries to enter into, the Loss Portfolio Binder; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Prime Acquisitions Holdco, LP, TowerBrook Investors V (TE), L.P., TowerBrook Investors V Executive Fund, L.P., TowerBrook Investors V (Onshore), L.P., TowerBrook Investors (892), L.P., TowerBrook Investors V (OS), L.P., TowerBrook Investors V Team Trident, L.P. and TowerBrook V Pedal Co-Investment, L.P., has entered into an equity commitment letter (the “Equity Commitment Letter”) and each of TowerBrook Capital Partners L.P., Further Global Capital Management, L.P. and the Company has entered into a regulatory cooperation letter, each dated as of the date hereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware Law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place by the remote exchange of electronic documents at 10:00 a.m., Eastern time, on a date (the “Closing Date”) that shall be the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided that in no event shall the Closing occur prior to February 15, 2021.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. Subject to Section 5.9, at the Effective Time: (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as attached hereto as Exhibit E, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation and (b) the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time (as amended to reflect the name of the Surviving Corporation), as attached hereto as Exhibit B, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub as of the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.7 Officers. The officers of the Company as of the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Article II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)       Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Section 2.1(b) and other than Dissenting Shares, shall be converted automatically into and shall thereafter represent the right to receive $12.85 in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration (less any applicable withholding Taxes).

(b)       Company, Parent and Merger Sub-Owned Shares. Each Share that is owned directly by the Company or any of its Subsidiaries, Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c)       Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)       Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such rights to appraisal, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) prompt written notice of any demands received by the Company for appraisals of Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or compromise or settle any such demands or waive any failure to timely deliver a written demand for appraisal or failure to comply with the provisions under Section 262 of the DGCL.

Section 2.2 Exchange of Certificates.

(a)       Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or exchange of non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”).

(b)       Payment Procedures.

(i)       As soon as reasonably practicable after the Effective Time, and in any event not later than the fifth Business Day following the Closing Date, the Paying Agent shall mail to each holder of record of a Certificate representing Shares that were converted into the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree) and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(ii)       Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) shall be entitled to promptly receive in exchange therefor an amount in cash equal to the product of (A) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) and (B) the Merger Consideration (less any applicable withholding Taxes). Holders of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal and such Book-Entry Shares shall automatically be exchanged at the Effective Time for the right to receive from the Paying Agent (as promptly as practicable following the Effective Time and in any event not later than the second Business Day following the Closing Date) an amount in cash equal to the product of (x) the number of Book-Entry Shares and (y) the Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or exchange of Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii)       The Paying Agent, the Company, Parent, Merger Sub, the Surviving Corporation and any other withholding agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts only to the extent required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. In addition, any compensatory amount, to the extent applicable, payable pursuant to, or as contemplated by, this Agreement shall be paid to the applicable person through regular payroll procedures.

(c)       Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.

(d)       Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one (1) year after the Closing Date shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e)       No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)       Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to any investments made by the Paying Agent of the Exchange Fund, Parent shall promptly replace or restore, or cause the Surviving Corporation to promptly replace or restore, the cash in the Exchange Fund to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to promptly pay the Merger Consideration.

(g)       Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3 Treatment of Company Equity Awards.

(a)       Except to the extent different treatment is required pursuant to Section 2.3(a) of the Company Disclosure Schedules, each award of time-vesting restricted stock units that is payable in Shares or whose value is determined with reference to the value of Shares (each, a “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be deemed to be fully vested and non-forfeitable (to the extent not previously vested) and shall be terminated, with the holder thereof becoming entitled to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company RSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment, within five (5) Business Days following the Effective Time; provided, that, with respect to any Company RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)       Except to the extent different treatment is required pursuant to Section 2.3(b) of the Company Disclosure Schedules, each award of performance-based restricted stock units that is payable in Shares or whose value is determined with reference to the value of Shares (each, a “Company PSU Award”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, be deemed to be fully vested and non-forfeitable (to the extent not previously vested) and shall be terminated, with the holder thereof becoming entitled to receive an amount in cash equal to the product of (i) the number of Shares subject to such Company PSU Award immediately prior to the Effective Time that would become vested based on the higher of target performance and actual performance through the Effective Time as reasonably determined in good faith by the Human Resources Committee of the Board of Directors (the “Human Resources Committee”), multiplied by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company PSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(c)       Except to extent different treatment is required pursuant to Section 2.3(c) of the Company Disclosure Schedules, each award of Shares subject to time-based vesting conditions (each, a “Company Restricted Stock Award”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, be deemed to be fully vested and non-forfeitable (to the extent not previously vested) and shall be terminated, with the holder thereof becoming entitled to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Restricted Stock Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(d)       Except to the extent different treatment is required pursuant to Section 2.3(d) of the Company Disclosure Schedules, each award of Shares subject to performance-based vesting conditions (each, a “Company Performance Share Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be deemed to be fully vested and non-forfeitable (to the extent not previously vested) and shall be terminated, with the holder thereof becoming entitled to receive an amount in cash equal to the product of (i) the number of Shares subject to such Company Performance Share Award immediately prior to the Effective Time that would become vested based on the higher of target performance and actual performance through the Effective Time as reasonably determined in good faith by the Human Resources Committee, multiplied by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Performance Share Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(e)       Promptly following the date hereof, the Company’s Board of Directors or the Human Resources Committee shall adopt resolutions (subject to reasonable review and comment by Parent) and take all other actions (including obtaining any necessary determinations and, if appropriate, amending the terms of the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable Law to ensure that (i) the offering period in progress as of the date hereof shall end no later than the day immediately prior to the Closing Date, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of no later than the day immediately prior to the Closing Date, (iii) no further offering period or purchase period will commence pursuant to the ESPP upon or after the date hereof and (iv) no participant may increase such participant’s rate of payroll deductions under the ESPP on or after the date hereof. The Company’s Board of Directors or the Human Resources Committee shall adopt resolutions (subject to reasonable review and comment by Parent) to provide that the ESPP shall terminate on the day immediately prior to the Closing Date, and no further rights shall be granted or exercised under the ESPP thereafter. All Shares purchased under the ESPP prior to the date hereof shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(f)       Prior to the Effective Time, the Company will adopt such resolutions (subject to reasonable review and comment by Parent) and take any such other actions as may be required to effectuate the treatment of the Company RSU Awards, Company PSU Awards, Company Restricted Stock Awards and Company Performance Share Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.3.

Section 2.4 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (other than any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained or referenced therein relating to information, factors or risks that are predictive or cautionary in nature) or in the applicable section of the disclosure schedules delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedules”), the Company represents and warrants to Parent and Merger Sub as of the date hereof, and as of the Closing, as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc. Each of the Company and its Subsidiaries is (a) a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation and bylaws or other equivalent organizational documents of the Company and its Subsidiaries, each as amended through the date hereof.

Section 3.2 Capital Stock.

(a)       The authorized share capital of the Company consists of 200,000,000 Shares and 50,000,000 shares of preferred stock (the “Preferred Stock”). As of December 31, 2020, there were (i) 43,657,099 Shares issued and outstanding (including 110,466 Shares issued in respect of Company Restricted Stock Awards and 110,466 Shares issued in respect of Company Performance Share Awards (based on target performance) and no shares of Preferred Stock issued and outstanding and (ii) 1,741,080 Shares underlying Company RSU Awards and 196,508 Shares underlying Company PSU Awards (based on target performance). All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b)       Except as set forth in subsection (a) above, and except for changes resulting from the vesting and settlement of Company Equity Awards outstanding as of the date hereof, or issued hereunder only as expressly permitted pursuant to Section 5.1(b)(vi), (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Common Stock that have become outstanding after December 31, 2020, which were reserved for issuance as of December 31, 2020 as set forth in subsection (a) above; (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; and (iii) the Company has not declared or paid any dividend or distribution in respect of the Common Stock, and has not issued, sold, repurchased, redeemed or otherwise acquired any Common Stock, and its Board of Directors has not authorized any of the foregoing.

(c)       Section 3.2(c) of the Company Disclosure Schedules sets forth as of January 14, 2021, a true, correct and complete list of outstanding Company Equity Awards, including, for each Company Equity Award, to the extent applicable: the (i) holder’s name; (ii) grant date; (iii) Shares subject to such Company Equity Award (including at time of original grant, amount still outstanding, amount vested, amount unvested and, for Company Equity Awards subject to performance-based vesting conditions, the number of Shares that could vest based on target performance); and (iv) vesting schedule. All Company Equity Awards and rights under the ESPP were granted in accordance with the Company Stock Plan, ESPP, all applicable Law, and all applicable securities exchange rules, in each case, in all material respects. All Company Equity Awards are evidenced by written award agreements substantially in the forms that have been made available to Parent prior to the date hereof.

(d)       Except for awards to acquire Shares under the Company Stock Plan or the ESPP, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e)       Other than the Joint Stockholder Consent and the Stockholder Support Agreements, there are no voting agreements, trusts or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 3.3 Corporate Authorization; No Violation.

(a)       The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. Upon the valid execution and delivery of the Joint Stockholder Consent by the Major Stockholders, the Company shall have received the Company Stockholder Approval.

(b)       The Board of Directors of the Company at a duly held meeting, upon the recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Recommendation”). Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger Filing”), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity.

(c)       The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) or Self-Regulatory Organization, other than: (i) the Certificate of Merger Filing; (ii) the filing of the pre-merger notification report form and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any foreign antitrust filings and related approvals, consents, or clearances as the Company and Parent determine are required to be filed or obtained; (iii) compliance with the applicable requirements of the Exchange Act, including the filing of an Information Statement of the type contemplated by Rule 14c–2 under the Exchange Act containing the information specified in Schedule 14C under the Exchange Act related to the Merger, this Agreement and the Joint Stockholder Consent (the “Information Statement”); (iv) compliance with the rules and regulations of NYSE; (v) compliance with any applicable foreign or state securities or blue sky Laws; (vi) the other Regulatory Approvals and/or Notices set forth on Section 3.3(c) of the Company Disclosure Schedules (collectively, clauses (i) through (vi), the “Company Approvals”); (vii) the filings necessary to receive CFIUS Approval; (viii) the filings, notices and approvals necessary to effect the transactions contemplated by the Loss Portfolio Binder, the Loss Portfolio Contract and Schedule 5.12 (the “Loss Portfolio Approvals”) and (ix) any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       Assuming compliance with the matters referenced in Section 3.3(c) and Section 4.2(b), receipt of the Company Approvals and the receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 SEC Filings and Financial Statements.

(a)       The Company has filed or furnished all forms, reports, statements, certificates and other documents (including all exhibits, schedules, amendments and supplements thereto) required to be filed or furnished prior to the date hereof by it with the SEC since the Company closed its initial public offering on the IPO Date (all such forms, reports, statements, certificates and other documents filed or furnished or incorporated by reference therein since the IPO Date, collectively, the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)       The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP or SAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures.

(a)       The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective.

(b)       Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and to the Company’s Knowledge, no concerns from any employees of the Company regarding questionable accounting or auditing matters, have been received by the Company.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020 (or the notes thereto or as described in the December 31, 2019 audited consolidated balance sheet of the Company and its Subsidiaries or the notes thereto), (b) incurred in the ordinary course of business since the date of such consolidated balance sheet (other than as a result of any material violation of any Law, material infringement, material breach of Contract, material breach of warranty or commission of a tort), (c) as required by this Agreement and (d) for liabilities or obligations that have been discharged or paid in full in the ordinary course of business, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and that would be required by GAAP or applicable SAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries or the notes thereto that is, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.7 Compliance with Law; Permits.

(a)       The Company and each of the Company’s Subsidiaries are in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, or agency requirement of any Governmental Entity or Self-Regulatory Organization (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Anything contained in this Section 3.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.4 or Section 3.5, or in respect of environmental, tax, intellectual property, data privacy and security, employee benefits, labor Law or Insurance Laws, each of which matters is addressed by other sections of this Agreement.

(b)       The Company and each of its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, orders, qualifications, waivers, concessions, registrations, or other similar authorizations of any Governmental Entity or Self-Regulatory Organization necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, including applicable authorizations to write excess and surplus lines of insurance as a non-admitted or unlicensed insurance carrier (the “Company Permits”), except where the failure to have any of the Company Permits is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. All Company Permits are in full force and effect, except where the failure to be in full force and effect is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is in violation of, or default under, any of the Company Permits and none of the Company Permits will be terminated, revoked, suspended, modified or withdrawn as a result of the transactions contemplated hereby, or has received any written notice from any Governmental Entity regarding any of the foregoing, in each case, except where such violation, default, termination, revocation suspension, modification or withdrawal is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is relying on any exemption from, or deferral of, any Company Permit that would not be available to the Company and its Subsidiaries immediately after the Closing, except as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.8 Environmental Laws and Regulations.

(a)       Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) from the IPO Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any federal, state, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law; and (iii) to the Knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of any applicable Environmental Law from any properties owned or leased by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries.

(b)       The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.8 shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 3.9 Employee Benefit Plans.

(a)       Section 3.9(a) of the Company Disclosure Schedules lists all material Company Benefit Plans. “Company Benefit Plans” means all employee, independent contractor (who is a natural person), or director compensation and/or benefit plans, programs, policies, practices, agreements or other arrangements, including any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other bonus, commission, incentive, deferred compensation, vacation or other leave, stock purchase, equity or equity-based compensation, severance or other post-termination, employment, independent contracting, change of control, retention, retirement, welfare, or fringe benefit plans, programs, policies, practices, agreements or other arrangements (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) and any fund or program maintained by any Governmental Entity), in each case, that are sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is a party or has any liability.

(b)       The Company has made available to Parent true, correct and complete copies of the following documents with respect to each material Company Benefit Plan, as applicable: (i) the plan document, including all amendments thereto (or a written summary of the terms of any unwritten Company Benefit Plan); (ii) the summary plan description and summaries of material modifications; (iii) the most recently filed Annual Report on Form 5500 and accompanying schedules; (iv) the most recent determination, opinion or advisory letter from the Internal Revenue Service; and (v) any material non-routine correspondence to or from any Governmental Entity within the past three years.

(c)       Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been maintained and administered in compliance in all respects with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions or other amounts payable by the Company or any of its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due or required to be, or customarily, accrued); (iv) no Company Benefit Plan is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; and (v) there are no claims pending or threatened in writing (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(d)       Neither the Company nor any ERISA Affiliate has contributed in the last six (6) years to a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full (other than with respect to amounts not yet due). No Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law or (ii) benefits under any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA). None of the Company, any of its Subsidiaries, or any ERISA Affiliate contributes to or has any liability with respect to a Multiemployer Plan.

(e)       Except as set forth on Section 3.9(e) of the Company Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, independent contractor (who is a natural person), or director of the Company or any of its Subsidiaries to severance pay or any other material compensatory payment, except as provided in this Agreement or as required by applicable Law or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any person under, any Company Benefit Plan, except as provided in this Agreement including, without limitation, Section 2.3 hereof. There is no Company Benefit Plan or other obligation which requires the Company or such Subsidiary to pay any Tax gross-up or reimbursement payment to any individual with respect to any Tax-related payments under Section 409A of the Code or Section 4999 of the Code.

(f)       Except as set forth on Section 3.9(f) of the Company Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that could reasonably be expected to, individually or in combination or any other payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

Section 3.10 Absence of Certain Changes or Events.

(a)       From December 31, 2019 through the date of this Agreement, there has not been any event or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Since the date of this Agreement, there has not been any event or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       From September 30, 2020 through the date of this Agreement, the Company has not taken any action that would be prohibited by Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iv), Section 5.1(b)(vi), Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xiii), Section 5.1(b)(xiv), Section 5.1(b)(xvi), Section 5.1(b)(xvii), Section 5.1(b)(xviii), Section 5.1(b)(xix), Section 5.1(b)(xx) or Section 5.1(b)(xxii). if taken or proposed to be taken after the date of this Agreement, except for any actions taken or not taken, or any plans, procedures and practices adopted (and compliance therewith) as were reasonably necessary (i) to protect the health and safety of the Company’s or its Subsidiaries’ employees, customers or suppliers and other individuals having business dealings with the Company or any of its Subsidiaries with respect to COVID-19 or (ii) to respond to service disruptions caused by COVID-19 or any COVID-19 Measures in response to COVID-19 or any COVID-19 Measures.

Section 3.11 Investigations; Litigation.

(a)       There is no investigation or review pending or, to the Knowledge of the Company, threatened by any Governmental Entity or Self-Regulatory Organization with respect to the Company or any of the Company’s Subsidiaries or any of their respective assets or properties, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Other than with respect to claims arising under Insurance Contracts within applicable policy limits, there are no Actions pending, or to the Knowledge of the Company, threatened against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective assets or properties at law or in equity, and there are no orders, judgments or decrees of, or before, any Governmental Entity or Self-Regulatory Organization, that is, or that would reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. There are no Actions that are pending or, to the Knowledge of the Company, threatened against, or otherwise affecting, the Company or any of its Subsidiaries that (i) are class actions (whether or not a class has been certified), mass actions or Actions alleging bad faith or (ii) that question the validity of, or that seek injunctive relief with respect to, this Agreement, in the case of clause (i), that is, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)       Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2019 any written notice or other written communication from any Governmental Entity commencing any material non-routine investigation or review of (i) the conduct or operation of the Company or any of its Subsidiaries or (ii) any actual, potential or alleged material violation of, or failure on the part of the Company or any of its Subsidiaries to materially comply with, any applicable Law that, in each case, has not been remedied to the satisfaction of such Governmental Entity to the Knowledge of the Company or is no longer being pursued by such Governmental Entity following a response by such person.

(c)       There is no outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries, in each case, by or before any Governmental Entity that is, or would be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(d)       No director or officer of the Company or any of its Subsidiaries is, or since the IPO Date has been, subject to any material disciplinary action or related order issued in writing by any Governmental Entity.

Section 3.12 Tax Matters.

(a)       Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file that has been properly obtained) all Tax Returns required to be filed by or in respect of any of them and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have timely paid all Taxes (whether or not shown to be due on any Tax Returns) for which the Company or any of its Subsidiaries may be liable, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations, assessments or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) no Governmental Entity (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return has asserted that the Company or such Subsidiary is required to file such Tax Return in such taxing jurisdiction; (v) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns filed by or on behalf of the Company or any of its Subsidiaries have been paid in full or otherwise finally resolved; (vi) there are no liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (vii) there are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries may be liable that could affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date; (viii) neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after the Closing, as a result of any change in method of accounting, closing agreement, installment sale, the receipt of any prepaid amount, in each case, prior to the Closing, or as a result of any election under Section 965(h) of the Code; (ix) Company has made available to Parent such materials and information as necessary to determine amounts which may be required to include in income after the Closing Date under section 13523(e) of the Tax Cuts and Jobs Act (Public Law No: 115-97), and all such materials and information are true and complete in all material respects; (x) neither the Company nor any of its Subsidiaries has any liability for any Taxes of any person (other than the Company and its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of Tax Law in any jurisdiction) or as a transferee or successor, or by contract or otherwise, or (B) pursuant to any Tax sharing or Tax indemnification agreement or other similar agreement (other than pursuant to leasing, employment, commercial or credit agreements or arrangements that are not primarily related to Taxes); (xi) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (xii) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b).

(b)       As used in this Agreement, (i) “Taxes” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, value added, and unclaimed property or escheat taxes and (ii) “Tax Return” means any return, form, statement, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty is made in respect of Tax matters in any Section of this Agreement other than in Section 3.4(b), Section 3.9, Section 3.12(a) and Section 3.13.

Section 3.13 Labor Matters.

(a)       Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization.

(b)       As of the date hereof and at all times since the Applicable Date, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, taken as a whole, (i) there have been no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened in writing against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and (iv) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened in writing with respect to employees of the Company or any of its Subsidiaries.

(c)       As of the date hereof and at all times since the Applicable Date, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, taken as a whole, the Company and its Subsidiaries have been in compliance with all applicable Laws regarding employment and employment practices, and terms and conditions of employment and wages and hours.

(d)       The Company has provided to Parent a true and correct list of all employees of the Company and its Subsidiaries, containing: (A) their names; (B) work location; (C) their hire or rehire dates; (D) their positions and job titles; (E) their base salaries or base hourly wage; (F) their target bonus rates or target commission rates; (G) their long term incentive plan target opportunities; and (H) designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act.

(e)       Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, taken as a whole, there are no Actions currently pending, or to the Knowledge of the Company, there have not been since the Applicable Date, any Actions (including Actions threatened in writing) against the Company or any of its Subsidiaries in connection with the employment or engagement of any current or former employee, applicant, contractor, or other service provider of the Company or any of its Subsidiaries, including, without limitation, any claim relating to, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, misclassification, unpaid commissions, wrongful termination or any other employment-related matter arising under applicable Law.

(f)       At all times since the Applicable Date, neither the Company nor any of its Subsidiaries has any liabilities that have not been satisfied under the Worker Adjustment and Retraining Notification Act of 1998 (the “WARN Act”) or similar state or local Law as a result of any action taken by the Company or any of its Subsidiaries.

(g)       At all times since the Applicable Date, (i) to the Knowledge of the Company, no allegations of harassment, discrimination or sexual misconduct have been made against any officer or director of the Company or any of its Subsidiaries (in his or her capacity as such) and (ii) the Company and its Subsidiaries have not entered into any settlement agreement with, or conducted an investigation regarding allegations of any of the foregoing.

Section 3.14 Title to Assets. The Company and its Subsidiaries own, and have good and valid title to, or a valid leasehold interest in all assets and properties purported to be owned or used by them, including all assets reflected on the balance sheet of the Company and its Subsidiaries as of December 31, 2019 (except for assets and properties sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet or pursuant to the Legacy Transfer Transaction).

Section 3.15 Intellectual Property.

(a)       Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries either own or have a right to use all Intellectual Property as are used to conduct the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries, (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor the operations and business of the Company and its Subsidiaries is infringing, misappropriating, or otherwise violating or has infringed, misappropriated, or otherwise violated any Intellectual Property of any third party since the Applicable Date, (iii) to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating, or has since the Applicable Date infringed, misappropriated, or otherwise violated, any Owned Intellectual Property, and (iv) the Company and its Subsidiaries exclusively own all Registered Owned Intellectual Property free and clear of all Liens other than Permitted Liens.

(b)       Section 3.15(b) of the Company Disclosure Schedules contains a true, correct and complete list as of the date of this Agreement of (i) all registered United States, state and foreign trademarks, service marks, logos and trade names and pending applications to register the foregoing, (ii) all United States and foreign patents and patent applications, (iii) all registered United States and foreign copyrights and pending applications to register the same and (iv) all registered domain names, in each case of clauses (i) through (iv), owned by or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Registered Owned Intellectual Property”).

(c)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, since the Applicable Date, threatened in writing (i) that challenge the Company’s ownership of, or the validity of, any Owned Intellectual Property or the Company’s right to use any other Intellectual Property used by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries or the operation of their businesses infringes, misappropriates or otherwise violates the Intellectual Property of any third person (including unsolicited offers to license Intellectual Property).

(d)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of the trade secrets owned by them.

(e)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has delivered, licensed or made available to any escrow agent or other person any source code for any Company Software except for disclosures to employees and independent contractors for the Company or one of its Subsidiaries that are subject to written confidentiality obligations to maintain the confidentiality of such source code and who have had such access only during the term of their employment by or provision of services to the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or other person.

(f)       No material funding or resources of any Governmental Entity or research or educational institution were used to develop any part of the Owned Intellectual Property.

(g)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no Contract to which the Company or any of its Subsidiaries is a party would, upon or after Closing, grant or purport to grant to any person any license, covenant not to sue, or other rights under Intellectual Property owned by Parent or any of its Affiliates (other than Merger Sub, the Company and its Subsidiaries).

(h)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the manner in which any material Open Source Material is incorporated into, linked to or called by, or otherwise combined or distributed with any Company Software does not, according to the terms of the license applicable to such Open Source Material, obligate the Company or any of its Subsidiaries to (i) disclose, make available, offer or deliver all or any portion of any source code of any such software product or service or any component thereof to any third party, other than the applicable Open Source Material or (ii) create obligations for the Company or any of its Subsidiaries to grant to any third party any rights or immunities under any material Owned Intellectual Property (including any agreement not to assert patents), or impose any present economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof.

(i)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Systems are reasonably sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted and (ii) in the past two (2) years, there has been no failure, breakdown or continued unscheduled downtime of any IT Systems that has caused a disruption in the operation of the businesses of the Company and its Subsidiaries.

Section 3.16 Data Privacy and Security.

(a)       Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has established an Information Security Program that is appropriately implemented and maintained, (ii) in the past two (2) years, to the Knowledge of the Company, there have been no violations of such Information Security Program, (iii) the Company has tested its Information Security Program on a no less than annual basis and remediated all critical, high and medium risks and vulnerabilities, (iv) the Information Security Program is compliant with Privacy Requirements, (v) in the past two (2) years, the Company and its Subsidiaries have not (A) suffered a Data Breach or (B) been required to notify any person or Governmental Entity of any Data Breach and (vi) in the past two (2) years, the Company and its Subsidiaries have complied at all times with the Privacy Requirements and Company Privacy Policies.

(b)       Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Systems currently used by the Company (i) are in good working condition, (ii) to the Knowledge of the Company, do not contain any Malicious Code or defect, and (iii) operate and perform as necessary to conduct the business of the Company. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Data will continue to be available for Processing by the Company and its Subsidiaries following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(c)       Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the extent required by Privacy Requirements or Company Privacy Policies, (i) Personal Data is Processed by the Company and, to the Knowledge of the Company, its Data Processors, in an encrypted manner and (ii) Personal Data is securely deleted or destroyed by the Company and, to the Knowledge of the Company, its Data Processors.

(d)       Neither the Company nor any of its Subsidiaries, nor any third party acting at the direction or authorization of the Company or any of its Subsidiaries, has paid in the last two (2) years any perpetrator of any actual or threatened Data Breach, including a ransomware attack or a denial-of-service attack. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received in the last two (2) years a written notice (including any enforcement notice), letter, or complaint from a Governmental Entity or any person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and has not been subject to any Action relating to noncompliance or potential noncompliance with Privacy Requirements or the Company’s Processing of Personal Data in any material respect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company does not transfer Personal Data internationally except where such transfers comply with Privacy Requirements.

Section 3.17 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company has valid leasehold interests in all of its leased properties, except for properties and assets that have been disposed of in the ordinary course of business since the IPO Date, free and clear of all Liens (except for Permitted Liens and all other title exceptions, changes, defects, easements, restrictions, Liens and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by the Company or a Subsidiary of the Company as of the date hereof).

Section 3.18 Opinion of Financial Advisor. The Special Committee of the Company has received the written opinion (or an oral opinion to be confirmed in writing) of its financial advisor, Barclays Capital Inc. (“Barclays”), dated as of the date of this Agreement, to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, from a financial point of view, the Merger Consideration to be offered to the holders of Common Stock in the Merger is fair to such holders (it being understood and agreed that such written opinion is for the benefit of the Special Committee and may not be relied upon by Parent or Merger Sub).

Section 3.19 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is the only vote of holders of securities of the Company which is required to approve the adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”). When delivered, the Joint Stockholder Consent will constitute the Company Stockholder Approval.

Section 3.20 Contracts.

(a)       Except for this Agreement, agreements filed as exhibits to the Company SEC Documents, as set forth in Section 3.20(a) of the Company Disclosure Schedules or Company Benefit Plans, and other than Reinsurance Contracts or Insurance Contracts, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract that:

(i)       is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)      relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iii)     is an indenture, credit agreement, loan agreement, or other Contract evidencing indebtedness for borrowed money, purchase money indebtedness, financing lease obligations, and/or letter of credit facilities (other than intercompany indebtedness) in excess of $5,000,000 or grants any Lien to secure any indentures;

(iv)     involves the provision of material third-party insurance policy administration, claims administration, or underwriting of the Insurance Contracts or investment management functions of the Insurance Subsidiaries’ respective businesses as they are now being conducted;

(v)      pertains to any managing general agent or other third-party producer with authority to bind the Insurance Subsidiaries or that otherwise outsources any material function or part of the business of the Company or any of its Subsidiaries;

(vi)     involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such contract of $5,000,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business);

(vii)    calls for aggregate payment (including royalties) by the Company and its Subsidiaries under such Contract of more than (a) $1,000,000 annually or (b) $5,000,000 over the remaining term of such Contract;

(viii)   under which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn- out” or other contingent payment obligations, in each case that are reasonably likely to result in payments in excess of $1,000,000, other than indemnification arrangements arising pursuant to Contracts with customers in the ordinary course of business;

(ix)      obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of (a) $1,000,000 annually or (b) $5,000,000 over the remaining term of such Contract;

(x)       is a settlement or similar Contract (A) with any Governmental Entity or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $2,000,000 after the date of this Agreement, other than with respect to claims arising under Insurance Contracts within applicable policy limits;

(xi)      contains any covenant that materially limits the ability of the Company or any of its Subsidiaries to engage in any line of business, or to compete with any person or operate at any geographic location, or that materially restricts the right of the Company or any of its Subsidiaries in a material manner to sell to or purchase from any person or to hire any person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;

(xii)     is a Contract between the Company or any of its Subsidiaries, on the one hand, and any other of its Subsidiaries or any Affiliate of the Company, on the other hand;

(xiii)    (A) pursuant to which the Company or any of its Subsidiaries receives any license, covenant not to sue or similar right or immunity under or in connection with any third-party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, excluding (I) any Contract under which commercially available non-custom “off-the-shelf” software (including software-as-a-service and cloud offerings) is licensed or made available to the Company or any of its Subsidiaries pursuant to standard commercial and (II) Open Source Materials, (B) pursuant to which any third party has developed any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries (other than employee invention assignment agreements and consulting agreements), or (C) is a settlement, co-existence, or similar Contract related to Intellectual Property that is material to the businesses of the Company and any of its Subsidiaries, taken as a whole; or

(xiv)    grants to any person any license under, or otherwise conveys any right or interest in, any Owned Intellectual Property that is material to the businesses of the Company and any of its Subsidiaries, taken as a whole, other than non-exclusive licenses granted in the ordinary course of business.

Each Contract of the type described in this Section 3.20(a) is referred to herein as a “Company Material Contract.”

(b)       Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract except where such breach or default is not, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default is, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto in all material respects and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21 Government Loans.

(a)       Neither the Company nor any Subsidiary has applied for or received any loan, exclusion, forgiveness or other item pursuant to any COVID-19 Measures, including but not limited to any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or United States Small Business Administration loan.

(b)       Neither the Company nor any Subsidiary has availed itself, or expects to avail itself, of relief pursuant to the CARES Act (including, without limitation, pursuant to Sections 1102 and 1106 (i.e., the Paycheck Protection Program) of, or other similar programs under the CARES Act) or any similar applicable federal, state or local Law (including any deferral of employer payroll Taxes under Section 2302 of the CARES Act or any tax credits under Section 2301 of the CARES Act), in any material respect.

Section 3.22 Finders or Brokers. Except for Barclays and Goldman Sachs, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 Insurance Regulatory.

(a)       Section 3.23(a) of the Company Disclosure Schedules sets forth as of the date hereof (i) a true, correct and complete list, of all the Subsidiaries through which the Company conducts its insurance and reinsurance operations (collectively, the “Insurance Subsidiaries”), together with the jurisdiction of domicile thereof, (ii) a list by Insurance Subsidiary of all jurisdictions in which the Insurance Subsidiaries are licensed or authorized to write or produce insurance business and (iii) all jurisdictions in which the Insurance Subsidiaries are eligible to write or produce insurance business on an excess or surplus lines basis. Since the Applicable Date, each of the Insurance Subsidiaries has timely filed all material reports, annual and quarterly statements, registrations, notices, submissions or other filings, including amendments thereto, together with all material exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with the appropriate Insurance Regulators of the jurisdiction in which it is domiciled on forms prescribed or permitted by such Insurance Regulators (collectively, the “Statements”) and no insurance Governmental Entity has asserted any material deficiency or violation with respect thereto. The Company has made available to Parent true, correct and complete copies of (A) all material examination reports and material market conduct reports of the Insurance Subsidiaries issued by any Insurance Regulator received by the Company or any of its Subsidiaries on or after the Applicable Date, (B) all insurance holding company filings or submissions made by the Insurance Subsidiaries with any Insurance Regulator since January 1, 2019 and (C) all material analyses and reports relating to risk-based capital calculations submitted by the Insurance Subsidiaries to any Insurance Regulator in its state of domicile since the Applicable Date through the date hereof. All material deficiencies or violations noted in the financial and market conduct reports described above have been cured or resolved, to the Company’s Knowledge, to the material satisfaction of the applicable Insurance Regulator that noted such deficiencies or violations. As of the date hereof, there are no material examinations, investigations or written or, to the Company’s Knowledge, oral inquiries by any Insurance Regulator in progress with respect to the Insurance Subsidiaries (other than normal and customary inquiries) nor are any such material examinations, investigations or written or, to the Company’s Knowledge, oral inquiries (other than normal and customary inquiries) pending or scheduled with respect to the Insurance Subsidiaries.

(b)       The financial statements included in the Statements (the “SAP Statements”) were (or with respect to quarterly and annual SAP Statements filed on or after the date hereof and prior to Closing, will be) prepared in conformity in all material respects with SAP, consistently applied for the periods covered thereby, and fairly present, in all material respects, the statutory financial position of the relevant Insurance Subsidiary, as of the respective dates thereof, and the results of operations and changes in capital and surplus and cash flows (or shareholders’ equity, as applicable) of such Insurance Subsidiary for the respective periods set forth therein subject, in the case of the SAP Statements with respect to interim periods, to normal year-end audit adjustments and the absence of footnote disclosures that are not material in amount or effect. No material violation or deficiency has been asserted by any Governmental Entity with respect to any SAP Statements that has not been cured or resolved, to the Company’s Knowledge, to the material satisfaction of the Governmental Entity prior to the date hereof. As of their respective filing dates, the SAP Statements complied with, to the extent in effect at the time of filing or submission, all Insurance Laws, in all material respects.

(c)       The Reserves, as reflected in the SAP Statements of each Insurance Subsidiary, (i) were determined in all material respects in accordance with SAP applied on a consistent basis for the periods presented, (ii) were determined in all material respects in accordance with generally accepted actuarial standards applied on a consistent basis for the periods presented (except as otherwise noted in the financial statements and notes thereto included in such financial statements), (iii) satisfied the requirements of applicable Insurance Laws in all material respects and (iv) were computed in all material respects on the basis of assumptions consistent with those used in computing the corresponding items in the SAP Statements. Neither this Section 3.23(c) nor anything else in this Agreement shall constitute a representation or warranty to the effect that such Reserves will be sufficient or adequate for the purposes for which they were established.

(d)       All the Insurance Contracts are, to the extent required under applicable Insurance Laws, on forms and at premium rates approved by the applicable Insurance Regulator or, to the extent required by applicable Laws, have been filed with and approved or not objected to, as applicable, by such Insurance Regulator within the period provided for objection, except, in each case, as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. All (i) premiums established and charged by the Insurance Subsidiaries conform to such premium rates as filed and approved or not objected to, as applicable, by the applicable Insurance Regulator and (ii) any marketing materials of the Insurance Subsidiaries have been, to the extent required under applicable Law, filed with or submitted to and approved or not objected to by the relevant Governmental Entity within the period provided for objection, in each case, except as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Such marketing materials and the Insurance Contracts comply with all applicable Insurance Laws and have been administered in accordance therewith, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)       The Insurance Subsidiaries are not the subject of any voluntary (or to the Knowledge of the Company, involuntary) supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar proceeding, nor, to the Knowledge of the Company, has any Governmental Entity threatened in writing to make the Insurance Subsidiaries the subject of any such proceeding.

(f)       Since the IPO Date, each Insurance Subsidiary has timely paid in all material respects all guaranty fund assessments that have been due, claimed or asserted by, or are the subject of any voluntary contribution commitment to, any state insurance guaranty association, risk sharing plan, joint underwriting association, residual market facility, assigned risk pool or similar arrangement, or any Governmental Entity charged with the supervision of insurance companies in any jurisdiction in which such Insurance Subsidiary does business.

(g)       Except as required by any Insurance Laws of general applicability and the Company Permits maintained by the Insurance Subsidiaries, there are no written agreements, memoranda of understanding or commitment letters between any of the Insurance Subsidiaries, on the one hand, and any Governmental Entity, on the other hand. There are no material orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity that materially restricts the conduct of the business of the Insurance Subsidiaries, limits in any material respect the ability of any Insurance Subsidiary to pay dividends or in any manner relates to their capital adequacy, credit or risk management policies or management.

(h)       None of the Insurance Subsidiaries utilizes any accounting practice in connection with the SAP Statements that departs from the accounting practices and procedures applicable to property and casualty insurance companies in the jurisdiction of their applicable domicile.

(i)       None of the Insurance Subsidiaries is commercially domiciled in any U.S. jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization.

Section 3.24 Reinsurance.

(a)       As of the date of this Agreement, the Company has made available to Parent true, correct and complete copies of all reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements to which any Insurance Subsidiary is a party as of the date hereof (the “Reinsurance Contracts”). A true, correct and complete list of all reinsurance or retrocession treaties is set forth in Section 3.24(a) of the Company Disclosure Schedules.

(b)       Each Reinsurance Contract is valid and binding on the applicable Insurance Subsidiary that is a party thereto, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity, and except where the failure to be valid, binding or in full force and effect is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.  None of the Insurance Subsidiaries or, to the Knowledge of the Company, any ceding company or reinsurer that is a party to any Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and the financial condition of any such Insurance Subsidiary, ceding company or reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated, except as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. The applicable Insurance Subsidiary that is a party to any Reinsurance Contract, and to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Reinsurance Contract, except where such noncompliance would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Since the IPO Date, (i) there has not been any dispute with respect to any amounts recoverable or payable by the Insurance Subsidiaries pursuant to any Reinsurance Contract, other than disputes in the ordinary course for which adequate loss reserves have been established, (ii) no reinsurer party to a Reinsurance Contract has denied coverage or disputed the amount of such with respect to any current or prospective claim and (iii) no ceding party under a Reinsurance Contract has disputed the denial of or the amount of coverage afforded with respect to any current or prospective claim, in each case, except as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. No reinsurer or ceding company, as applicable, under any Reinsurance Contract has the right, as a result of the consummation of the transactions contemplated by this Agreement, to terminate or modify the price or other terms of such Reinsurance Contract. Each of the Insurance Subsidiaries was entitled under SAP to take full financial statement credit for all amounts for which such financial statement credit was taken in the SAP Statements as at and since the IPO Date for any amounts recoverable by such company pursuant to any Reinsurance Contract to which it was a party.

Section 3.25 Other Regulatory Provisions.

(a)       To the Knowledge of the Company, since the IPO Date none of the Company or any of its Subsidiaries nor any director, officer, agent, employee, controlled Affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense, (ii) made or taken an act in furtherance of any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption Law. The Company and its Subsidiaries and controlled Affiliates conduct their business in compliance with applicable anti-corruption Laws and have instituted and maintained policies and procedures reasonably designed to promote and achieve compliance with such Laws.

(b)       To the Knowledge of the Company, since the IPO Date, the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering Laws, including the Bank Secrecy Act of 1970, as amended, and the rules and regulations promulgated thereunder, and the applicable anti-money laundering Laws of the various jurisdictions in which the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no Action by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or threatened.

(c)       Since the IPO Date none of the Company nor any of its Subsidiaries nor any director, officer, agent, employee or controlled Affiliate of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or the U.S. Department of State (including the designation as a “specially designated national” or “blocked person”), the European Union, Her Majesty’s Treasury, the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”) or is located, organized, or resident in a country or territory that is the subject of Sanctions, including Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. To the Knowledge of the company, since the IPO Date the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject of Sanctions or with any Sanctioned Country in a manner that would violate any Sanctions.

(d)       The Company and its Subsidiaries (i) do not, individually or collectively, produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (ii) do not, individually or collectively, perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (iii) while they collect and maintain identifiable data within one or more categories described in 31 C.F.R. § 800.241(a)(1)(ii), they do not, individually or collectively, maintain or collect such data on greater than one million individuals and have no demonstrated business objective to do so in the future, and, therefore, neither the Company nor any of its Subsidiaries is a “TID U.S. business” as defined in 31 C.F.R. § 800.248.

Section 3.26 Legacy Transfer Transaction. Immediately prior to the execution of this Agreement, the Company has entered into, and has caused each of New York Marine and General Insurance Company, Southwest Marine and General Insurance Company and Gotham Insurance Company to enter into, that certain loss portfolio binder, dated as of the date hereof, a true, correct and complete copy of which is attached hereto as Exhibit C (the “Loss Portfolio Binder”).

Section 3.27 Investment Assets. On or prior to the date of this Agreement, the Company has made available to Parent a list of all Investment Assets held by the Insurance Subsidiaries as of June 30, 2020 that is true, correct and complete in all material respects. Each of the Insurance Subsidiaries has good and valid title to all of the material Investment Assets held by such entity, in each case free and clear of all Liens other than Permitted Liens.

Section 3.28 Producers. Since the IPO Date, any Affiliates and employees of the Company and its Subsidiaries and, to the Knowledge of the Company, each other person, who, in each of the foregoing, is performing or has, since the IPO Date, performed the duties of an Insurance Producer on behalf of the Insurance Subsidiaries (each, an “Insurance Representative”), at the time such Insurance Representative offered sold, solicited, negotiated or produced any insurance business or otherwise performed services for or on behalf of the Insurance Subsidiaries, was duly licensed as required by applicable Insurance Laws to perform such duties and performed such duties in compliance with applicable Insurance Laws, except as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

Section 3.29 Third-Party Administrators. Since the IPO Date, each third-party administrator, insurance claims adjuster or managing general agent that managed, adjusted or administered the business for the Insurance Subsidiaries (whether or not Affiliates thereof) at the time such person managed, adjusted or administered the business, to the Knowledge of the Company, was duly licensed as required by applicable Insurance Law (for the type of business managed or administered on behalf of the Insurance Subsidiaries), and to the Knowledge of the Company, no such third-party administrator, adjuster or managing general agent has been since the IPO Date, or is, in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any applicable Insurance Law applicable to the administration, adjusting or management of insurance business for the Insurance Subsidiaries, except as is not, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

Section 3.30 Ratings. As of the date hereof, A.M. Best has not announced or notified the Company that the ratings of the Company or any of its Subsidiaries are under negative watch (other than any surveillance or review arising solely out of the transactions contemplated by this Agreement). To the Knowledge of the Company, as of the date hereof, there are no conditions (financial or otherwise) relating to the Company or any of its Subsidiaries that would reduce, or would reasonably be expected to reduce, the A.M. Best rating currently held by the Company or any of its Subsidiaries.

Section 3.31 Solvency. Immediately prior to the consummation of the transactions contemplated hereby, each of the Company and its Subsidiaries, shall be solvent and shall: (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of its Subsidiaries.

Section 3.32 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or any certificate delivered pursuant to this Agreement, neither the Company nor any other person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedules delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedules”), Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof, and as of the Closing, as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger, or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true, correct and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a)       Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity.

(b)       The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or Self-Regulatory Organization, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report form and clearance under the HSR Act and any foreign antitrust filings and related consents, approvals or clearances as the Company and Parent determine are required to be filed or obtained, (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Information Statement (iv) compliance with any applicable foreign or state securities or blue sky Laws (v) compliance with the rules and regulations of NYSE, (vi) the other Regulatory Approvals and/or Notices set forth on Section 4.2(b) of the Parent Disclosure Schedules and (vii) the filings necessary to receive CFIUS Approval (collectively, clauses (i) through (vii) the “Parent Approvals”), and (viii) any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, or would not reasonably be expected to have, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date hereof, Parent has a reasonable basis to believe that the Parent Approvals will be obtained prior to the End Date.

(c)       The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 3.3(c) and Section 4.2(b) and receipt of the Parent Approvals, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity or Self-Regulatory Organization with respect to Parent or any of its Subsidiaries which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity or Self-Regulatory Organization, in each case which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Information Statement; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Information Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5 Financing.

(a)       Parent has received and accepted an executed commitment letter dated as of the date hereof and attached as Annex I (as may be amended, restated, supplemented or otherwise modified in accordance with the terms hereof, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing contemplated by the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)       Parent has received and accepted the Equity Commitment Letter (together with the Debt Commitment Letter, the “Commitment Letters”) from certain persons (collectively, the “Equity Investors”) pursuant to which the Equity Investors have agreed, subject to the terms and conditions thereof, to invest in Parent the cash amounts set forth therein. The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to as the “Financing.” Parent has delivered to the Company true, correct and complete copies of the executed Commitment Letters and any fee letters related thereto (with respect to such related fee letters, redacted for provisions related to fees, the economic terms of any “securities demand” and “market flex” provisions; provided that none of the redacted provisions would reasonably be expected to adversely affect the conditionality, availability or amount of the Financing).

(c)       Except as expressly set forth in the Commitment Letters, as of the date hereof, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing (other than by operation of any “market flex” provisions). As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article III, the performance by the Company of its obligations under Article V and the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge that any of the Lenders or Equity Investors will not perform its obligations thereunder.

(d)       The Financing, when funded in accordance with the Commitment Letters, shall provide Parent with cash proceeds on the Closing Date in an amount sufficient for the payment of the Merger Consideration, the refinancing of any indebtedness of the Company and its Subsidiaries under the Existing Credit Agreement , and the payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation in connection with the foregoing (such amount, the “Financing Amount”).

(e)       As of the date hereof, the Commitment Letters are in full force and effect and are the valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and assuming the accuracy of the representations and warranties set forth in Article III, the performance by the Company of its obligations under Article V and the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. None of the Commitment Letters has been modified, amended or altered as of the date hereof, none of the Commitment Letters will be amended, modified or altered at any time through the Closing, except as permitted by Section 5.11(a), as of the date hereof, and none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect.

(f)       In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any of its Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

(g)       Parent and Merger Sub acknowledge and agree that it is not a condition to the Closing that Parent and Merger Sub obtain financing for or relating to the transactions contemplated hereby.

Section 4.6 Limited Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company limited guarantees in favor of the Company from Prime Acquisitions Holdco, LP, TowerBrook Investors V (TE), L.P., TowerBrook Investors V Executive Fund, L.P., TowerBrook Investors V (Onshore), L.P., TowerBrook Investors (892), L.P., TowerBrook Investors V (OS), L.P., and TowerBrook Investors V Team Trident, L.P. (the “Sponsors”) with respect to certain obligations of Parent and Merger Sub under this Agreement as more particularly set forth therein (collectively, the “Limited Guarantees”). Each Limited Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of the applicable Sponsor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and other laws affecting creditors’ rights generally and general principles of equity.

Section 4.7 Solvency. Immediately after the consummation of the transactions contemplated hereby, assuming (a) the accuracy of the representations and warranties set forth in Article III, (b) that the Company has complied with and satisfied all of its covenants, agreements and obligations hereunder and (c) all conditions to Closing have been satisfied without waiver thereof, each of Parent, the Company and its Subsidiaries, shall be solvent and shall: (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred by Parent or Merger Sub in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of its Subsidiaries.

Section 4.8 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.9 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

Section 4.10 Finders or Brokers. Except for Piper Sandler & Co., neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.11 No Additional Representations.

(a)       Parent acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)       Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article III (which includes the Company Disclosure Schedules and the Company SEC Documents, as applicable), and the certificates delivered hereunder, and neither the Company, its directors, officers, employees, agents or other representatives, nor any other person shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in any data room, management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Parent, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters, except for Fraud.

Section 4.12 Investment. None of Parent or any of its Subsidiaries or controlled Affiliates has an interest greater than 5% in a person that owns, controls, or operates in the United States a business that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business.

Section 4.13 Ownership of Common Stock. Except as set forth on Section 4.13 of the Parent Disclosure Schedules, none of Parent, its Subsidiaries or controlled Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any securities of any Subsidiary of the Company and none of Parent, its Subsidiaries or controlled Affiliates has any rights to acquire, directly or indirectly, any shares of Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their controlled “affiliates” or controlled “associates” is, or at any time during the last 3 years has been, an “interested stockholder” of the Company, in each case as such term is defined in Section 203 of the DGCL.

Article V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a)       From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be required by this Agreement, the Loss Portfolio Binder or Loss Portfolio Contract, (iv) for actions taken or not taken as were reasonably necessary (A) to protect the health and safety of the Company’s or its Subsidiaries’ employees, customers or suppliers and other individuals having business dealings with the Company or any of its Subsidiaries or (B) to respond to service disruptions caused by COVID-19 or any COVID-19 Measures in response to COVID-19, in each case of clause (A) and (B), subject to reasonable prior consultation with Parent to the extent reasonably practicable or (v) as set forth in Section 5.1(a) of the Company Disclosure Schedules, the Company covenants and agrees with Parent that it shall conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business, and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use its reasonable best efforts to maintain its and its Subsidiaries’ respective relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, agents and business associates.

(b)       Without limiting the generality of the foregoing, the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and its Subsidiaries:

(i)       shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or any of its Subsidiaries) (other than dividends or distributions by wholly-owned Subsidiaries to the Company or between wholly-owned Subsidiaries);

(ii)       shall not split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(iii)       except as required by any Company Benefit Plan, or as otherwise required by applicable Law, shall not (A) except with respect to increases in base salary in the ordinary course of business, increase the compensation or other benefits payable or provided to the Company’s directors, executive officers, employees or independent contractors, (B) hire or retain the services of, or offer to hire or retain the services of, any individual to be an employee or independent contractor with an annual base salary or fees in excess of $150,000, (C) terminate the employment or services of any employee or independent contractor who is a natural person with an annual base salary or fees in excess of $150,000 (except for cause), (D) enter into any employment, change of control, severance or retention agreement (which agreement shall for this purpose include becoming a participant in any change of control, severance or retention plan) with any individual (except for employment agreements terminable without notice or penalty), or (E) establish, adopt, enter into, terminate, amend or provide discretionary benefits under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date of this Agreement (except as otherwise permitted pursuant to clause (D) of this Section 5.1(b)(iii));

(iv)       shall not materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by concurrent changes in GAAP, SAP, applicable Law or guidelines or policies of any Governmental Entity;

(v)       shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable charter documents;

(vi)       except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not purchase, redeem, acquire, issue, sell, pledge, dispose of or encumber, or authorize the purchase, redemption, acquisition, issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, other than (A) issuances of shares of Common Stock in respect of any settlement of any Company Equity Awards outstanding on the date hereof and disclosed pursuant to Section 3.2(c) or as may be granted after the date hereof to the extent permitted under this Section 5.1(b)(vi), (B) the acquisition of shares of Common Stock from a holder of a Company Equity Award in satisfaction of withholding obligations or due to the forfeiture of a Company Equity Award pursuant to the terms of such Company Equity Award and (C) the pledging or encumbrance of any shares of capital stock or other ownership interest in the Subsidiaries or any securities convertible into or exchangeable for such shares or ownership interests, or any other rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, in each case to secure indebtedness of the Company or any of its Subsidiaries in existence on the date hereof or not prohibited by clause (x) below;

(vii)       shall not incur, assume, guarantee, or otherwise become liable for, or repay or prepay any indebtedness for borrowed money (including capitalized lease obligations and/or purchase money indebtedness), other than (A) indebtedness incurred under the Existing Credit Agreement in the ordinary course of business, subject to Section 6.3(e), (B) any indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, and (C) guarantees by the Company or any of its Subsidiaries of indebtedness of the Company or any of its wholly-owned Subsidiaries which is (1) in existence on the date hereof or (2) incurred in compliance with this Section 5.1(b)(vii);

(viii)       except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber, or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its material properties or assets, including the capital stock of Subsidiaries, except (A) pursuant to existing agreements in effect prior to the execution of this Agreement and that have been disclosed pursuant to Section 3.20, or (B) investment portfolio transactions in the ordinary course of business;

(ix)       except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not sell, license, transfer, mortgage or otherwise encumber any of material Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

(x)       shall not authorize any material capital expenditures except as expressly provided for in the Company’s capital expenditure budget set forth on Section 5.1(b)(ix) of the Company Disclosure Schedules;

(xi)       shall not (A) enter into any Contract that would have been a Company Material Contract if in force on the date of this Agreement other than in the ordinary course of business or (B) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is or would reasonably be expected to be adverse to the Company;

(xii)       shall not compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements (A) with respect to the Company’s claims activity in the ordinary course of business or (B) that involve only the payment of money damages by the Company or any of its Subsidiaries (I) not in excess of $1,000,000 individually or in the aggregate or (II) consistent with the reserves reflected in the Company’s balance sheet at September 30, 2020;

(xiii)       shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or convert or otherwise change its form of legal entity;

(xiv)       shall not (A) prepare or file any material Tax Return inconsistent with past practice, (B) make, change or revoke any material Tax election, (C) file any amended Tax Return with respect to any material Tax, (D) make a material change in any method of Tax accounting, (E) settle or compromise any material Tax proceeding, (F) enter into any closing agreement or voluntary disclosure agreement with any Governmental Authority relating to Taxes, (G) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or (H) request any ruling with respect to Taxes;

(xv)       shall not amend, modify or terminate any Reinsurance Contract in such a way as to materially reduce the expected business or economic benefits thereof, or, other than in the ordinary course of business, enter into any Contract that would constitute a Reinsurance Contract if in effect as of the date hereof, other than the Loss Portfolio Contract;

(xvi)       shall not enter into any material Contract or material commitment with any Insurance Regulator;

(xvii)       shall not change in any material respect any material products or any material operating or enterprise risk management policies, in each case, except (i) as required by Law or by policies imposed by a Governmental Entity and (ii) for ordinary course modifications to product coverage;

(xviii)       shall not enter into any new lines of business or withdraw from, or put into “run off”, any existing material lines of business;

(xix)       shall not make any filing with any Governmental Entity relating to (1) the withdrawal or surrender of any material Company Permit held by the Company or any of its Subsidiaries or (2) the withdrawal by any of the Companies or its Subsidiaries from any lines of business;

(xx)       shall not seek approval from the applicable Governmental Entity for the use of any accounting practices in connection with the SAP Statements that depart from the accounting practices prescribed or permitted by applicable insurance Laws of the applicable domiciliary jurisdiction;

(xxi)       shall not reduce or strengthen any reserves, provisions for losses, or other liability amounts in respect of Insurance Contracts or Reinsurance Contracts, except in the ordinary course of business or as may be required by SAP or GAAP, or as required by Law or by policies imposed by a Governmental Entity;

(xxii)       shall not materially alter or materially amend any existing (1) insurance or reinsurance underwriting, reserving, claims handling, loss control, policy retention or conservation, except as required by Law or by policies imposed by a Governmental Entity, (2) business lines and (3) actuarial practice guidelines or policies of the Company or the Insurance Subsidiaries or any material assumption underlying any reserves or actuarial practice or policy, except as may be required under GAAP or SAP or as required by Law or by policies imposed by a Governmental Entity; and

(xxiii)       shall not agree, in writing or otherwise, to take any of the foregoing actions.

(c)       Between the date hereof and the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries or controlled Affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(d)       Notwithstanding anything in this Section 5.1 to the contrary, none of the actions contemplated in Section 5.14(a) shall require the Company to seek any consent from Parent.

Section 5.2 Access.

(a)       Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ properties (subject to COVID-19 Measures), contracts, commitments, books and records, all financial, operating, Tax and other data and to their respective senior management, auditors, actuaries and advisors. The foregoing notwithstanding, the Company shall not be required to afford such access if it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, (iii) cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries (including as relates to the negotiation and execution of this Agreement) or (iv) constitute a violation of any applicable Law. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall notify Parent that it is withholding information based on this Section 5.2(a) and shall use its reasonable best efforts to allow Parent access to such information to the fullest extent reasonably practicable under the circumstances. Notwithstanding anything to the contrary contained herein or otherwise, prior to the Closing, without the prior written consent of the Company, Parent and Merger Sub shall not contact any vendor or customer of the Company or any of its Subsidiaries.

(b)       Parent hereby agrees that all information provided to it or any Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of July 7, 2020, between the Company and TowerBrook Capital Partners L.P. (as amended, the “Confidentiality Agreement”).

Section 5.3 No Solicitation.

(a)       Subject to the provisions of this Section 5.3, the Company agrees that neither it nor any Subsidiary of the Company shall, and the Company shall use its reasonable best efforts to cause its Representatives (to the extent acting on its behalf) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information regarding an Acquisition Proposal to, any person with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist (A) an Acquisition Proposal or (B) any inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions regarding an Acquisition Proposal with any person that has made or, to the Company’s Knowledge, is considering making an Acquisition Proposal, except to notify such person as to the existence of this Agreement and the provisions of this Section 5.3, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or agreement in principle or any agreement providing for any Acquisition Proposal (except for confidentiality agreements permitted under Section 5.3(b)).

(b)       Notwithstanding anything in this Section 5.3 to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on the day that is thirty (30) calendar days following the date of this Agreement:

(i)       if the Company receives an Acquisition Proposal that did not result from a breach of Section 5.3(a) and that the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel (A) constitutes a Superior Proposal or (B) could reasonably be expected to lead to a Superior Proposal (provided that the Acquisition Proposal is for a per Share consideration to the Company’s stockholders of at least $14.13), and, in each case, if the failure to take such action would be inconsistent with the Board of Director’s fiduciary duties under applicable Law, the Company may take the following actions: (1) furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, (x) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to the confidentiality provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Acquisition Proposal) and (y) the Company provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such third party, any nonpublic information furnished to such third party that was not previously furnished to Parent and (2) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal;

(ii)       the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the Company’s or any of its Affiliates’ or its or their respective Representatives’ receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any of its Subsidiaries by any person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals, correspondence or offers, including proposed agreements received by the Company or its Representatives relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and promptly (and in any event within twenty-four (24) hours) provide to Parent copies of all proposals, offers and proposed agreements relating to an Acquisition Proposal received by the Company or its Representatives or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b). The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3;

(iii)       in response to an Acquisition Proposal that did not result from a breach of this Section 5.3 and is not withdrawn, subject to compliance with Section 5.3(b)(iv) below, the Board of Directors of the Company may terminate this Agreement pursuant to Section 7.1(f), but only if (A) prior to such action the Board of Directors of the Company determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Acquisition Proposal), (B) the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under applicable Law, and (C) prior to or concurrently with such action the Company has paid to Parent the Company Termination Fee in immediately available funds; and

(iv)       prior to the Company taking any action permitted under Section 5.3(b)(iii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Board of Directors intends to terminate this Agreement in accordance with the terms of Section 5.3 and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, the Company shall cause its Representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that any third party’s Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such four (4) Business Day period the Company shall not take any action permitted under Section 5.3(b)(iii) unless the Board of Directors again makes the determination under Section 5.3(b)(iii) that, after in good faith taking into account the amendments proposed by Parent, and after consultation with the Company’s financial advisors and outside legal counsel, that the third party’s Acquisition Proposal remains a Superior Proposal with respect to Parent’s revised proposal. With respect to Section 5.3(b)(iii), if there is any material amendment, revision or change to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the stockholders of the Company would receive as a result of the Superior Proposal), then the Company shall notify Parent of such amendment, revision or change in compliance and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of such amendment, revision or change, and the Board of Directors shall not take any such action permitted under Section 5.3(b)(iii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.3(b)(iv).

(c)       Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law; provided that nothing in this Section 5.3(c) shall permit the Company to make any statement inconsistent with the terms of Section 5.3(a) and (b) above.

(d)       As used in this Agreement:

(i)       “Acquisition Proposal” means any offer, inquiry, indication of interest or proposal from a third party concerning (A) a merger, consolidation or other business combination transaction or series of related transactions involving the Company, (B) any direct or indirect sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture, recapitalization, spin-off or otherwise, of assets of the Company (including equity interests of any Subsidiary of the Company) or its Subsidiaries representing 25% or more of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as determined in good faith by the Board of Directors of the Company, (C) any acquisition by any person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, any class of equity securities of the Company representing 25% or more of the voting power or Shares of the Company, or (D) any combination of the foregoing (in each case, other than the Merger).

(ii)       “Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “25%” shall be replaced by “50%”) that did not result from a breach by the Company of this Section 5.3 that provides for per Share consideration to the Company’s stockholders of at least $14.13, and that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably likely to be consummated in accordance with its terms taking into account all legal, regulatory and financing aspects of the proposal and, if consummated, would be more favorable from a financial point of view to the Company’s stockholders than the Merger (taking into account (A) any proposed changes to this Agreement made or proposed in writing by Parent in accordance with Section 5.3(b) and (B) all legal, regulatory, financial (including any termination fee amounts and conditions), timing, financing and other aspects of such proposal).

Section 5.4 Filings. The Company shall prepare and, immediately following the day that is thirty (30) days following the date of this Agreement, file with the SEC the Information Statement, which shall, subject to Section 5.3, include the Recommendation, and shall use its reasonable best efforts to respond to any comments by the SEC staff in respect of the Information Statement. Parent and Merger Sub shall provide to the Company such information as the Company may reasonably request for inclusion in the Information Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. No amendment or supplement to the Information Statement shall be made by the Company without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall provide Parent and its counsel with (i) a copy of any written comments or other communications or reasonable summary of any oral comments or other communications, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Information Statement promptly after receipt of any such comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to any such comments and to provide comments on any such response (to which reasonable and good faith consideration shall be given by the Company), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to any and all comments received on the Information Statement from the SEC. The Information Statement will not, at the time it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Information Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Information Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein. The Company shall mail the Information Statement to its stockholders as promptly as reasonably practicable after being informed by the SEC staff that the SEC will have no comments or no further comments on the Information Statement.

Section 5.5 Employee Matters.

(a)       For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or any of its Subsidiaries immediately after the Effective Time (a “Company Employee”) (i) an annual base salary or wage rate that is no less favorable than the annual base salary or wage rate provided to the Company Employee immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable than those provided to the Company Employee immediately before the Effective Time, and (iii) all other compensation and benefits (excluding defined benefit pension plan benefits, severance, nonqualified deferred compensation, retiree welfare benefits and equity or equity based compensation) that are substantially similar in the aggregate as were provided to the Company Employee immediately before the Effective Time. Notwithstanding the foregoing, Parent shall provide, or shall cause to be provided, severance payments and benefits to each Company Employee whose employment is terminated during the 12 months following the Effective Time under such circumstances as would entitle such Company Employee to severance (i) under the applicable Company Benefit Plan that provides for severance payments and benefits, without modification (the “Company Severance Plan”), which Company Severance Plans are set forth on Section 5.5(a) of the Company Disclosure Schedules, and that provides for severance payments and benefits, without modification, or (ii) as set forth on Section 5.5(a) of the Company Disclosure Schedules.

(b)       For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. Subject to the terms of the applicable employee benefit plan of Parent and its Subsidiaries in which a Company Employee is eligible to participate in immediately after the Effective Time (each such plan, a “New Plan”), Parent shall cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, each New Plan to the extent such Company Employee was eligible to participate immediately prior to the Effective Time in a Company Benefit Plan providing analogous benefits (such Company Benefit Plan, collectively, an “Old Plan”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for each Company Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plans, and (iii) any eligible expenses incurred by each Company Employee and his or her covered dependents during the portion of the plan year of each Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)       Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d)       If the Company has not paid annual bonuses in respect of calendar year 2020 (the “2020 Annual Bonuses”) prior to the Effective Time, then, no later than the Closing Date, the Company shall pay, or shall cause to be paid, to each Company Employee who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who participates in a Company Benefit Plan that provides the opportunity to earn an annual bonus or other incentive payment in respect of calendar year 2020. The 2020 Annual Bonus shall be determined prior to the Effective Time by the Company in accordance with past practice, and based on the performance of the Company and each Company Employee, provided that the aggregate pool for 2020 Annual Bonuses shall be funded at a level that is not less than seventy-five percent (75%) of target.

(e)       Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Company Benefit Plan, (2) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (3) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Company Employee, or (4) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Company Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

Section 5.6 Efforts.

(a)       Subject to the terms and conditions set forth in this Agreement, each of the parties shall, and shall cause their respective Subsidiaries and controlled Affiliates to, use their reasonable best efforts to fulfill all conditions to Closing applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including (i) using reasonable best efforts to (A) obtain all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from applicable Governmental Entities and Self-Regulatory Organizations and (B) make all necessary registrations and filings and use reasonable best efforts to take all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an Action by, any Governmental Entity or Self-Regulatory Organization, (ii) the obtaining of all necessary consents, approvals or waivers from third parties (other than Governmental Entities or Self-Regulatory Organizations) and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its controlled Affiliates be required to (A) pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval under any contract or agreement required for the consummation of the transactions contemplated by this Agreement or (B) agree to any material term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action imposed, required or requested by any Governmental Entity in connection with its grant of any nonactions, waivers, consents, clearances, approvals with respect to the transactions contemplated by this Agreement, including the Company Approvals and Parent Approvals, unless such term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action imposed is binding on the Company or any of its controlled Affiliates only in the event that the Closing occurs.

(b)       Subject to the terms and conditions herein provided (including, for the avoidance of doubt, the proviso in the first sentence of Section 5.6(a)) and without limiting the foregoing, the Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries and controlled Affiliates to (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required Notification and Report Forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) use reasonable best efforts to obtain the Regulatory Approvals (and in the case of the Company and its applicable Insurance Subsidiaries, the Loss Portfolio Approvals), (iii) promptly, but in no event later than twenty-five (25) Business Days after the date hereof give, file or make the Notices specified on Section 6.1(c) of the Company Disclosure Schedules (other than Biographical Affidavits, fingerprints and financial information regarding any individuals, which shall be filed within thirty (30) Business Days after the date hereof), (iv) in the case of the Company, promptly, but in no event later than thirty (30) Business Days after the date hereof, file or make the Loss Portfolio Approvals, (v) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities or Self-Regulatory Organizations in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly as reasonably practicable making all such filings and timely obtaining all such consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods, (vi) supply to the relevant Governmental Entity or Self-Regulatory Organization as promptly as reasonably practicable any additional information or documents that may be required by any Law or reasonably requested by such Governmental Entity or Self-Regulatory Organization and in the case of Parent, promptly as reasonably practicable provide, or cause to be provided, all information, including copies of all agreements, documents and instruments, as well as affidavits, statements or other information, that may be required or reasonably requested by any Governmental Entity relating to Parent (including any of its directors, officers, employees, partners, members or shareholders) and all persons who will “control” Parent or Merger Sub within the meaning of applicable Insurance Laws (including any of their respective directors, officers, employees, partners, members or shareholders), or its or their structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members or shareholders, and (vii) use reasonable best efforts to take all actions that are necessary or reasonably advisable or as may be required by any Governmental Entity to consummate the transactions contemplated by this Agreement as soon as reasonably possible, including the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement. All filings and presentations made available to the public or to third parties (including Governmental Entities) that are made by or on behalf of Parent or any of its control persons under applicable Law in connection with the transactions contemplated by this Agreement that include or require a description of, or an attachment of, any plans for the business, operations or management of the Company or any of its Subsidiaries after the Closing shall be consistent in all material respects with the summary business plan provided by Parent to the Company on January 14, 2021 (the “Summary Business Plan”). Nothing herein shall require Parent or Merger Sub or any of their respective controlled Affiliates or any of Parent’s direct or indirect equity holders to initiate, defend, maintain, or participate in any Action in connection with the transactions contemplated hereby or their respective obligations set forth herein.

(c)       Without limitation to the foregoing, Parent shall not, and shall cause its controlled Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement and secure the expiration or termination of any applicable waiting period under the HSR Act; (ii) materially increase the probability of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) otherwise impair or delay the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(d)       Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be obligated to (i) take, or refrain from taking, and no party shall agree to Parent, any Investor, the Company or any of its Subsidiaries or any of their respective controlled Affiliates taking or refraining from taking, any action, or (ii) permit or suffer to exist any condition, limitation, restriction, or requirement that, individually or in the aggregate, with any other actions, conditions, limitations, qualifications, restrictions or requirements (each, a “Condition”) that would constitute a Burdensome Condition. A “Burdensome Condition” shall mean any Condition imposed by a Governmental Entity on its grant of any consent, authorization, order, approval, expiration or termination of waiting periods or exemption set forth in Section 6.1(c) that, individually or in the aggregate with all such Conditions would or would reasonably be expected to: (i) require the contribution of capital or the provision of any guarantee, keep-well or capital or surplus maintenance agreement, or pledge of assets or similar arrangement by Parent or any Investor (other than any capital requirements set forth in the Summary Business Plan); (ii) restrict the payment or declaration of dividends or distributions by any Insurance Subsidiary (other than restrictions or conditions on extraordinary dividends set forth in the applicable Laws in the state of domicile of the relevant Insurance Subsidiary that are generally applicable to similarly situated insurance companies domiciled in the relevant state) for a period greater than two (2) years from the Closing Date; (iii) be adverse to a material extent to the business, assets, liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, after the Closing; (iv) materially increase the amount of capital required to implement in all material respects the Summary Business Plan as compared to the capital set forth in the Summary Business Plan; (v) require any modification or amendment of the Loss Portfolio Binder, the Loss Portfolio Contract or the Reinsurance Agreement or require the termination of any of the foregoing, in each case, that would have a non-de minimis adverse impact on Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, after the Closing; (vi) require any modification or amendment of, or any adverse deviation, in each case, in any material respect from the Summary Business Plan; or (vii)(A) restrict the operations of business or use of properties of any Investor after the Closing Date, other than restrictions on the businesses or assets of the Company, Parent, or their respective Subsidiaries, (B) prohibit any Investor from engaging in, investing in or acquiring any type or line of business or (C) require any Investor to divest or dispose of any business or assets. Without limiting and in furtherance of the parties’ obligations otherwise set forth in this Section 5.6, prior to Parent being entitled to invoke a Burdensome Condition, the parties and their respective controlled Affiliates and Representatives shall promptly confer in good faith in order to (1) exchange and review their respective views and positions as to any Burdensome Condition or potential Burdensome Condition; (2) discuss in good faith potential approaches that would avoid such Burdensome Condition or mitigate its impact including with respect to further discussions with or analyses or other information to be provided to any Governmental Entity; and (3) negotiate in good faith with respect to any potential modification of the terms of this Agreement or the other agreements or transactions contemplated hereby, on mutually acceptable terms and on an equitable basis, in a way that would substantially eliminate any such Burdensome Condition or sufficiently mitigate its adverse effect so that it would no longer constitute a Burdensome Condition hereunder; provided that none of the Company, the Parent or Merger Sub shall be required to enter into an amendment or modification of this Agreement or any of the agreements or transactions contemplated hereby pursuant to the process set forth in this sentence.

(e)       Upon the terms and subject to the conditions of this Agreement, Parent and the Company shall each reasonably cooperate with the other and use (and shall cause their respective Representatives and controlled Affiliates to use) their respective reasonable best efforts to do, or cause to be done, all things necessary to obtain the CFIUS Approval. Such reasonable best efforts shall include, (i) as promptly as practicable after the date of this Agreement (but no later than ten (10) Business Days following the execution of this Agreement or such other date as the parties may agree), preparing and submitting a CFIUS Declaration; (ii) in the event that CFIUS requests that Parent and the Company submit a CFIUS Notice pursuant to 31 C.F.R. § 800.407(a)(1), promptly preparing and submitting to CFIUS a pre-filing draft of a CFIUS Notice and, as promptly as practicable after the resolution of all questions and comments received from CFIUS staff on the draft CFIUS Notice (or receipt of confirmation that the CFIUS staff have no such questions or comments), submitting the final CFIUS Notice to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E; (iii) providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS assessment, review, or investigation of the Merger, within the time periods specified in the applicable regulations or otherwise specified by the CFIUS staff; and (iv) ensuring that any information furnished pursuant to the foregoing clauses (i) – (iii) is true, correct and complete in all material respects.

(f)       The Company and Parent shall reasonably cooperate and consult with each other, acting in good faith, in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 5.6, and subject to applicable legal limitations and the instructions of any Governmental Entity or Self-Regulatory Organization, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Merger and transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or controlled Affiliates, from any Governmental Entity or Self-Regulatory Organization with respect to the Merger and other transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information, the Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views and comments of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity or Self-Regulatory Organization in connection with the transaction contemplated by this Agreement; provided, however, that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries proposals from third parties with respect thereto, and that the Biographical Affidavits or any other document including non-public personal or financial information regarding any individuals, may be withheld by either party. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or Self-Regulatory Organization, gives the other party reasonable notice the opportunity to attend and participate.

(g)       Without limiting the generality of anything contained in this Section 5.6, the Company and Parent shall, in connection with the efforts to obtain the CFIUS Approval, (i) reasonably cooperate in all respects and consult with each other in connection with the CFIUS Declaration and, if filed, the CFIUS Notice, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other parties of any communication received by such parties from, or given by such parties to, CFIUS, by promptly providing copies to the other parties of any such written communications, except for any exhibits to such communications providing personal identifying information and subject to redactions to preserve business confidential information; and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other parties the reasonable opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 5.6(g) subject to confidentiality considerations contemplated by the DPA or required by CFIUS.

(h)       If Parent and the Company receive a written notice from CFIUS that it has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to the CFIUS Declaration but does not request the submission of a CFIUS Notice, and Parent determines that it nevertheless wishes to file a notice pursuant to 31 C.F.R. Part 800 Subpart E, then the Company shall cooperate with Parent at all times prior to the Closing and shall use (and shall cause its Representatives to use) its reasonable best efforts as provided in clauses (ii) and (iii) of Section 5.6(g) to obtain written notice from CFIUS that it has concluded all action under the DPA with respect to the Merger.

(i)       Notwithstanding any other provision of this Agreement, if CFIUS notifies the parties in writing that CFIUS (i) has completed its review or investigation or has determined that it requires no more time to review or investigate; and (ii) intends to send a CFIUS Report recommending that the President act to suspend or prohibit the transactions contemplated by this Agreement, none of the parties shall have any further obligation to seek CFIUS Approval.

Section 5.7 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company and Parent will consult with and provide each other reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with or the applicable rules and regulations of any national securities exchange or as may be requested by a Governmental Entity. Parent and the Company agree to issue a joint press release announcing this Agreement.

Section 5.9 Indemnification and Insurance.

(a)       Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of 6 years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or any of its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b)       Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided that any Indemnified Party to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the applicable court presiding over such action that such Indemnified Party is not entitled to such advanced expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any of its Subsidiaries and (including in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c)       For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d)       Parent shall pay, subject to a receipt of an undertaking from any applicable Indemnified Party to whom expenses are advanced that such Indemnified Party will repay all such advances if it is ultimately determined by final judicial decision from which there is no further right to appeal that such Indemnified Party is not entitled to be indemnified or entitled to such advanced expenses, all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e)       The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)       In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11 Financing.

(a)       Parent shall use its reasonable best efforts to take (taking into account the expected timing for Closing), or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain, no later than the Closing Date, the proceeds of the Financing on the terms and conditions described in the Commitment Letters, including (i)  maintaining in effect the Commitment Letters in accordance with and subject to the terms and conditions set forth therein (it being understood that the Commitment Letters may be replaced or amended as provided below), (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) substantially consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, any “market flex” provisions contained in any related fee letter), (iii) satisfying on a timely basis (or obtaining a waiver of) all conditions in the Debt Commitment Letter and the Definitive Agreements applicable to Parent or its Affiliates that are within their control and (iv) comply with the covenants applicable to it in the Commitment Letters and in the Definitive Agreements for the Financing that are within its control to the extent the failure to comply with such covenants could adversely impact the amount, certainty or timing of the Financing or the availability of the Financing at the Closing. In the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Cash Equity) have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders and Equity Investors to fund the Financing at Closing (including by promptly taking enforcement action in the event of a material breach by the Lenders or Equity Investors of their obligations under the Commitment Letters or Definitive Agreements (it being understood that a breach consisting of a refusal to fund in accordance with the terms of the Commitment Letters or Definitive Agreements, as applicable, will be considered a material breach for purposes hereof)). Other than amendments, modifications or supplements to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties to the Debt Commitment Letter, Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letters or Definitive Agreements if such amendment, modification, waiver or remedy (A) adds new (or expands or adversely modifies any existing) conditions to the consummation of the Financing in a manner that would reasonably be expected to (x) prevent or delay the Closing or (y) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any respect, (B) reduces the amount of the Financing to an amount that would be less than the amount that would be required to pay the Financing Amount (unless, in the case of a reduction to the Debt Financing, the Cash Equity is increased by the amount of any such reduction), (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements, (D) waive any remedy available to Parent or its Affiliates thereunder or adversely affect the ability of Parent or its Affiliates to enforce or cause the enforcement of its rights under the Financing, (E) allow for the early termination of the Debt Commitment Letter or (F) could reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. In the event that any portion of the Debt Financing becomes unavailable, or Parent reasonably expects may become unavailable, on the terms and conditions in the Debt Commitment Letter (unless the Equity Financing is increased by a corresponding amount), regardless of the reason therefor (other than Parent has the right to terminate this Agreement pursuant to Section 7.1 hereof), Parent will (i) use its reasonable best efforts to obtain alternative debt financing (in an amount, when taken together with the Cash Equity, at least equal to the Financing Amount) from the same or other sources on terms and conditions that are not materially less favorable in the aggregate to Parent than those contained in the Debt Commitment Letter assuming any “flex” rights have been exercised (the “Alternative Debt Financing”) and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement (other than as expressly provided otherwise), the term “Debt Financing” shall be deemed to include any Alternative Debt Financing arranged in compliance herewith, and the term “Debt Commitment Letter” and “Definitive Agreement” shall be deemed to include any commitment letter (or similar agreement) or definitive agreement with respect to any such Alternative Debt Financing; provided, that, notwithstanding anything to the contrary herein, in no event shall any Alternative Financing or amendment with respect to the Debt Commitment Letter be deemed to adversely expand the obligations set forth in this Section 5.11 of the Company and its Subsidiaries.

(b)       Parent shall promptly notify the Company in writing (i) of any breach or default by any party to any Commitment Letter, (ii) of the receipt by any of Parent or Merger Sub or any of their Affiliates of any written notice from any Debt Financing Source with respect to any actual or threatened breach, dispute, termination or repudiation by any party to any Commitment Letter (but excluding in each case, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any Definitive Agreement with respect thereto) (iii) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing necessary to fund the Financing Amount (taking into account the Equity Financing) on the terms, in the manner or from the sources contemplated by the Commitment Letters at or prior to the time that the Closing is required to occur pursuant to the terms hereof and (iv) of the termination or expiration of the Debt Commitment Letter or Definitive Agreement. Upon the request of the Company, Parent shall keep the Company reasonably informed (and provide information reasonably requested by the Company) including, without limitation, relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence; provided that Parent shall not be obligated to provide any information that would jeopardize any attorney-client privilege) on a reasonably current basis of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.11(b) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement, whether or not the Financing is available; provided that any breach by Parent of this Section 5.11(b) shall not cause the condition in Section 6.2(b) to fail to be satisfied if Parent obtains the Financing in the amount equal to the Financing Amount at or prior to the Closing Date.

(c)       Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries; it being understood and agreed that the actions set forth in clauses (i) through (viii) of this Section 5.11(c) do not so unreasonably interfere), including using reasonable best efforts to, upon Parent’s request:

(i)       participate in a reasonable number of virtual meetings, conference calls, presentations, road shows, due diligence sessions and sessions with arrangers, potential lenders and/or rating agencies, at reasonable times and locations mutually agreed, and upon reasonable notice;

(ii)       assist Parent with the preparation of customary rating agency presentations, bank information memoranda, offering memoranda, confidential information memoranda, private placement memoranda, prospectuses and similar marketing documents and investor and lender presentations (including a customary authorization letter) required in connection with the Debt Financing;

(iii)       assist Parent in connection with the preparation of (but not executing prior to the Closing) any loan agreement, guarantees, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Lenders and otherwise reasonably cooperating with Parent and the Lenders in facilitating the pledging of collateral and the granting of security interests relating to the collateral if required by the Debt Commitment Letter, it being understood that such documents will not take effect until the Closing;

(iv)       provide or obtain customary closing, solvency and perfection certificates and insurance, in each case, as reasonably requested by Parent provided that they are contingent on the completion of the Debt Financing;

(v)       take all corporate and other customary actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing;

(vi)       obtain from the Company’s existing banking lenders customary payoff letters, lien releases and instruments of termination or discharge, if applicable;

(vii)       as promptly as practicable, furnish Parent with (x) the Required Information and (y) such other pertinent historical consolidated financial statements and other pertinent historical financial information regarding the Company as may be reasonably requested by Parent for the consummation of the Debt Financing and provide Parent with information reasonably requested by Parent in connection with (but not be responsible for) Parent’s preparation of customary pro forma financial information and pro forma financial statements; and

(viii)       at least three (3) Business Days prior to the Closing Date, provide all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing Date that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and customary beneficial ownership certifications.

The foregoing notwithstanding, nothing in this Section 5.11(c) or otherwise shall require (i) any persons who are directors of the Company or any of its Subsidiaries prior to the Closing Date to pass resolutions or consents to approve or authorize any aspect of the Debt Financing to the extent they are not continuing in the same role following the Closing Date; (ii) the Company and its Subsidiaries to pass resolutions or consents to approve or authorize any aspect of the Debt Financing prior to the Closing that is not contingent on the occurrence of the Closing; (iii) the Company or any of its Subsidiaries or any of their respective Representatives to enter into any agreement (other than customary authorization letters and KYC/beneficial ownership certification documentation) or undertake any obligation which becomes effective prior to the Closing and that is not contingent on the occurrence of the Closing; (iv) the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other cost or expense, in each case prior to the Closing that is not contingent on the occurrence of the Closing; (v) the Company, any Subsidiary or any Representative thereof to deliver any opinion; (vi) the Company or any of its Subsidiaries to take any action that could reasonably be expected to (A) conflict with, or result in any violation or breach of, or default under, the organizational documents thereof, any applicable Law, or any material contract to which it is a party; (B) result in the waiver of any legal privilege or (C) cause any condition to the Closing set forth in Article VI to not be satisfied; (viii) any Representative of the Company to deliver any certificate or take any other action in any personal capacity; (ix) the preparation of quarterly or annual financial statements for the Company with a different fiscal quarter or fiscal year end than the Company’s current fiscal quarter and fiscal year end dates; or (x) the Company or any of its Subsidiaries to provide or cause to be provided any Excluded Information.

(d)       Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonably attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation contemplated by this Section 5.11(d) (other than the preparation of its normal quarterly and annual financial statements). Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, charges or expenses (including reasonable attorneys’ fees), suffered or incurred by them (A) in connection with (i) the Debt Financing (including the arrangement or obtaining thereof), (ii) any action taken by them pursuant to this Section 5.11(d), or (iii) any information utilized in connection with the Debt Financing except with respect to any historical financing statements or other information provided by or on behalf of the Company or any of its Subsidiaries in writing specifically for use in connection with any Debt Financing or (B) to the extent any of the foregoing are attributable to the bad faith, willful misconduct or Fraud of the Company or its Representatives.

(e)       Notwithstanding anything to the contrary, the Company shall be deemed to have complied with Section 5.11(c) for all purposes of this Agreement (including Article IV) unless the Debt Financing has not been obtained primarily as a result of the Company’s breach of its obligations under Section 5.11(c). For the avoidance of doubt, the parties acknowledge and agree that the provisions contained in Section 5.11(c) represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing, and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations.

(f)       All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.11(f) shall be kept confidential in accordance with the Confidentiality Agreement; it being understood that Parent and its Representations may disclose such information to its Debt Financing Sources in accordance with customary confidentiality practices for syndicated debt facilities. The Company hereby consents to the reasonable and customary use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Subsidiaries or the reputation or goodwill of the Company or any of the Subsidiaries.

Section 5.12 Legacy Transfer Transaction. The Loss Portfolio Contract and the Legacy Transfer Transaction shall be treated by the parties hereto for U.S. federal income tax purposes as a transaction occurring on the Closing Date that is properly allocable (based on, among other relevant factors, the factors set forth in Treasury Regulations section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing. The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to (i) comply with their respective obligations under the Loss Portfolio Binder and Schedule 5.12 and (ii) not waive any of their respective rights under the Loss Portfolio Binder, or any of the counterparty’s obligations thereunder, in either case, without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly provide to Parent any notice or communication relating to the Loss Portfolio Binder, the Loss Portfolio Contract or the transactions contemplated by Schedule 5.12, including keeping Parent reasonably informed of any oral conversations in connection therewith. The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to consummate the Legacy Transfer Transaction with effect as of immediately after the Closing. From and after the date hereof, the Company shall not, and shall cause its applicable Subsidiaries not to, terminate, amend or otherwise modify (or agree to terminate, amend or otherwise modify) the Loss Portfolio Binder without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.13 Third-Party Consents. Separate and apart from the obligations set forth in Section 5.6, the Company shall be solely responsible for and shall use its, and shall cause its Subsidiaries to use their respective, reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary or advisable on its part under this Agreement and applicable Law to give, obtain and/or effect (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Contract to which Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are necessary or advisable to be given, obtained and/or effected in order to consummate the transactions contemplated hereby, and in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining and/or effecting any Third-Party Consents without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing.

Section 5.14 Additional Pre-Closing Actions.

(a)       The Company shall use its reasonable best efforts to repay the Borrowings under the Revolving Credit Facility (each term as defined in the Existing Credit Agreement).

(b)       From and after the date hereof and prior to the Closing Date, the Company and Southwest Marine and General Insurance Company shall use their respective reasonable best efforts to undertake the actions set forth on Schedule 5.14(b).

(c)       On or prior to the Closing, the Company shall obtain and deliver to Parent customary payoff letters in connection with the repayment of the indebtedness under the Existing Credit Agreement and any related definitive agreements (the “Payoff Letter”), which Payoff Letter shall include language (i) stating that, upon receipt of the applicable payoff amount, such indebtedness and all related loan documents shall be terminated and (ii) providing that all Liens (if any) and all guarantees in connection therewith relating to the assets and properties of the Company or any Company Subsidiary securing such obligations shall be released and terminated upon the payment of the applicable payoff amount; it being understood that subject to receipt of the Payoff Letter by Parent, the funds to pay the payoff amount set forth therein (subject to the Company’s compliance with Section 6.3(e)(ii), which the for the avoidance of doubt shall include payment by the Company of accrued and unpaid interest on the amount of the amount so prepaid under such Section) shall be provided by or on behalf of Parent at the Closing.

Article VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent and the Company) at or prior to the Effective Time of the following conditions:

(a)       The Company Stockholder Approval shall have been obtained;

(b)       No injunction or similar order by any court of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal or otherwise restrains the consummation of the Merger.

(c)       Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Merger shall have expired or been earlier terminated and the Regulatory Approvals and Notices and the Insurance Regulatory Approvals and Notices specified on Section 6.1(c) of the Company Disclosure Schedules shall have been obtained or made, as the case may be.

(d)       The Information Statement shall have been mailed to the Company’s stockholders entitled thereto in accordance with Section 5.4 at least twenty (20) days prior to the Closing Date.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) of the following conditions:

(a)       The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to materiality or Parent Material Adverse Effect contained in such representations and warranties) would not have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)       Parent and Merger Sub shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)       Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) of the following conditions:

(a)       (i) The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) and Section 3.22 shall be true and correct in all respects (other than de minimis inaccuracies in Section 3.2(a) or Section 3.2(b)) both when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representation and warranty of the Company set forth in Section 3.10(b) shall be true and correct in all respects both when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect contained in such representations and warranties) would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       The Company shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)       The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d)       (i) The Company shall have complied with its obligations under (x) Section 1 of Schedule 5.12 in all respects, and (y) solely to the extent the Company determines to effect the Captive Alternative after consultation with Parent, clause (A) of Section 2 and Section 5 of Schedule 5.12 in all respects, (ii) all actions necessary to consummate the Legacy Transfer Transaction with effect immediately after the Closing shall have been completed, (iii) the Company shall have delivered to Parent a written confirmation from the third-party reinsurer that is a party to the Loss Portfolio Contract that such third-party reinsurer is ready, willing and able to execute the Loss Portfolio Contract immediately following the Closing, and (iv) all Loss Portfolio Approvals shall have been obtained.

(e)       Immediately prior to the Closing, (i) the Company shall have paid all Transaction Expenses, (ii) the Borrowings under the Revolving Credit Facility (each as defined in the Existing Credit Agreement) shall not be in excess of $15,000,000, and (iii) except as set forth in Section 6.3(e) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries shall have any outstanding obligations (contingent or otherwise) under or in respect of indebtedness for borrowed money (other than any indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries), letters of credit, capital leases or purchase money debt.

(f)       After the date of this Agreement, there shall not have occurred any event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

Article VII

TERMINATION

Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a)       by the mutual written consent of the Company and Parent;

(b)       by either the Company or Parent if (i) the Effective Time shall not have occurred on or before the date that is two (2) Business Days before the first (1st) anniversary of the date hereof (the “End Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have primarily contributed to the failure to consummate the Merger on or before such date, including if such breach has caused any condition in Section 6.1, Section 6.2 or Section 6.3 not being satisfied;

(c)       by either the Company or Parent if any court of competent jurisdiction shall have issued or entered an injunction or similar order shall have been entered permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used such efforts as may be required by Section 5.6 to prevent, oppose and remove such injunction or similar order;

(d)       by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 to be satisfied or a failure of the Closing to occur and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination, provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(e)       by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 to be satisfied and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e)(ii) and the basis for such termination, provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f)       by the Company, in accordance with Section 5.3(b); provided, that prior to or concurrently with such termination the Company shall tender payment to Parent of the Company Termination Fee in immediately available funds pursuant to Section 7.3; and

(g)       by the Company, if (i) all the conditions set forth in Section 6.1 and Section 6.3 have been and remain fully satisfied or waived in writing (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing as of such date) and Parent fails to consummate the transactions contemplated hereby on the date on which the Closing should have occurred pursuant to Section 1.2, (ii) the Company has thereafter confirmed by written and irrevocable notice delivered to Parent (x) its intention to terminate this Agreement pursuant to this Section 7.1(g) if Parent does not consummate the Closing within five (5) Business Days of receipt of such notice, and (y) that the Company will consummate the Closing in accordance with the terms of this Agreement; and (iii) Parent fails to consummate the transactions contemplated hereby within five (5) Business Days after receipt of such notice.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that Section 5.11(f), and Section 5.2(b), this Section 7.2, Section 7.3 and Article VIII will survive the termination hereof.

Section 7.3 Termination Fee. Any provision in this Agreement to the contrary notwithstanding,

(a)       In the event that after the date of this Agreement, (i) (A) any Acquisition Proposal (substituting 50% for the 25% threshold set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) is publicly proposed or publicly disclosed and Parent or the Company shall have validly terminated this Agreement pursuant to Section 7.1(b), and (B) concurrently with or within six (6) months after such termination, the Company shall have entered into a definitive agreement providing for, or consummated, a Qualifying Transaction; (ii) Parent shall have validly terminated this Agreement pursuant to Section 7.1(e); or (iii) the Company shall have validly terminated this Agreement pursuant to Section 7.1(f), then in any such event the Company shall pay to Parent a fee in cash equal to the sum of (x) $23,435,669 plus (y) all reasonable and documented fees and expenses of Parent and Merger Sub and their Representatives incurred with respect to this Agreement or any transactions contemplated hereby plus (z) all reasonable and documented fees and expenses incurred in any Action required to enforce this Section 7.3; provided, that in no event shall the Company be required to pay more than $5,000,000 for the fees and expenses set forth in the preceding clause (y) (clauses (x), (y) and (z), collectively, the “Company Termination Fee”). The Company Termination Fee shall not constitute a penalty but is liquidated damages and, following receipt by Parent of the Company Termination Fee, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders and none of Parent, Merger Sub, any of their respective Affiliates or any other person shall be entitled to bring or maintain any Action against the Company arising out of this Agreement, or any of the transactions contemplated hereby (including the failure thereof to be consummated) or any matters forming the basis for such termination, whether in law, in contract, in tort, or otherwise. Such payment shall be made, in the case of a termination referenced in clause (i) above, upon consummation of the Qualifying Transaction, in the case of clause (ii) above, within three (3) Business Days of such termination or, in the case of clause (iii) prior to the termination by the Company pursuant to Section 7.1(f). For the avoidance of doubt, in no circumstances or event shall the Company be required to (x) pay the Company Termination Fee on more than one occasion or (y) pay the Company Termination Fee under more than one of clauses (i), (ii) or (iii) above.

(b)       In the event that (i) the Company shall have validly terminated this Agreement pursuant to Section 7.1(d) or Section 7.1(g) and either (A) the conditions to the funding of the Debt Commitment Letter have been satisfied and the Lenders thereto are prepared to fund the Debt Financing on the terms and conditions thereof or (B) Parent or Merger Sub have committed a Willful Breach that resulted in the facts giving rise to the termination of this Agreement, Parent shall pay or cause to be paid to the Company a reverse termination fee of (1) $41,512,421 in cash plus (2) all reasonable and documented fees and expenses incurred in any Action required to enforce this Section 7.3; or (ii) the Company shall have validly terminated this Agreement pursuant to either (x) Section 7.1(d) and (A) the Insurance Regulatory Approvals and Notices specified on Section 6.1(c) of the Company Disclosure Schedules (the “Insurance Regulatory Approvals and Notices”) have not been obtained or made to the extent or as a result of Parent’s breach of Section 5.6, as the case may be and (B) all other conditions set forth in Section 6.1 and Section 6.3 have been and remain fully satisfied or waived in writing (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing as of such date), or (y) Section 7.1(g) under circumstances where clause (i) of this sentence does not apply, Parent shall pay or cause to be paid to the Company a termination fee in cash equal to the sum of (1) $29,794,586 in cash plus (2) all reasonable and documented fees and expenses incurred in any Action required to enforce this Section 7.3 (either such fee in clauses (i) and (ii), the “Parent Termination Fee”), by wire transfer of same-day funds to one or more accounts designated by the Company, such payment to be made no later than three (3) Business Days after such termination. For the avoidance of doubt, in no circumstances or event shall Parent be required to (x) pay the Parent Termination Fee on more than one occasion or (y) pay the Parent Termination Fee under both clause (i) and clause (ii) above. The Parent Termination Fee shall not constitute a penalty but is liquidated damages and following receipt by the Company of the applicable Parent Termination Fee in accordance with this Section 7.3, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company and none of Company nor any of its Affiliates or any other person shall be entitled to bring or maintain any Action against the Parent, Merger Sub, any Investor, any Sponsor or any of their Affiliates arising out of this Agreement, or any of the transactions contemplated hereby (including the failure thereof to be consummated) or any matters forming the basis for such termination, whether in law, in contract, in tort, or otherwise.

(c)       If either party fails to timely pay an amount due pursuant to this Section 7.3, the defaulting party shall pay the non-defaulting party interest on such amount at the U.S. prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)       In the event Parent and/or Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.5, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent or its Affiliates in respect of this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantees) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article VII and collect, if due, (i) the applicable Parent Termination Fee and (ii) any interest payable pursuant to Section 7.3(c), and upon receipt by the Company of such amounts in accordance with this Section 7.3, except in connection with an order of specific performance as and only to the extent expressly permitted by Section 8.5, (A) neither Parent, any of its Affiliates nor the Lenders shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantees) or any of the transactions contemplated hereby or thereby and (B) neither the Company nor its Representatives shall be entitled to bring or maintain any Action against Parent or its Affiliates arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantees) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the Company nor its Representatives be entitled to receive both the Parent Termination Fee pursuant to Section 7.3(b) and specific performance under Section 8.5 to cause the consummation of the transactions or the performance of any actions or obligations of Parent or Merger Sub pursuant this Agreement.

Article VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.3 and the Expense Coverage Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred in connection with the printing, filing and mailing of the Information Statement (including applicable SEC filing fees) and all fees paid in respect of any HSR Act, CFIUS, or other regulatory filing in connection with this Agreement shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law; Jurisdiction. Subject to Section 8.14, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, subject to Section 8.14, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Subject to Section 8.14 each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Subject to Section 8.14, each of the parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.4, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.5 Specific Enforcement.

(a)       The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

(b)       Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that the Company shall be entitled to seek specific performance to cause Parent to draw down the full proceeds of the Cash Equity pursuant to the terms and conditions of the Equity Commitment Letter and to seek to cause Parent to effect the Closing in accordance with Section 1.2, in each case, only if (i) all conditions in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) the Debt Financing (or Alternative Debt Financing in accordance with Section 5.11) has been funded or will be funded on the date the Closing is required to have occurred pursuant to Section 1.2 upon delivery of a drawdown notice by Parent and/or notice from Parent that the Cash Equity will be funded at such date, (iii) Parent and/or Merger Sub fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has confirmed in writing that it is ready, willing and able to effect the Closing concurrently with the funding of the Cash Equity and Debt Financing if specific performance is granted and the Cash Equity and Debt Financing are funded and such confirmation remains accurate through such date.

(c)       Each party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy at law or in equity and (ii) no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. SUBJECT TO SECTION 8.14, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE DEBT FINANCING. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by electronic mail (provided that telephone confirmation of any electronic transmission is obtained, if applicable; and provided, further, that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Fl

New York, New York 10022

Attention: Glenn Miller, General Counsel, North America

Facsimile: (917) 591-4789

Email:	glenn.miller@towerbrook.com

with a copy to:

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention:	Brien Wassner Perry J. Shwachman John Butler
Telephone:	(212) 839-6042 (312) 853-7061 (212) 839-8513
Email:	bwassner@sidley.com pshwachman@sidley.com john.butler@sidley.com

To the Company:

ProSight Global, Inc.

412 Mt. Kemble Avenue, Suite 300

Morristown, NJ 07960

Attention:	Frank D. Papalia, Chief Legal Officer

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attention:	Julie H. Jones Marko Zatylny
Telephone:	(617) 951-7294 (617) 951-7980
Email:	julie.jones@ropesgray.com marko.zatylny@ropesgray.com

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	C. Andrew Gerlach Robert G. DeLaMater
Telephone:	(212) 558-4789 (212) 558-4788
Email:	gerlacha@sullcrom.com delamaterr@sullcrom.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Notwithstanding anything to the contrary contained herein, Parent shall have the right, without the prior written consent of any of the other parties, to assign all or any portion of its rights, interests, and obligations under this Agreement to (i) any Affiliate (so long as Parent remains fully liable for all of its obligations hereunder) and/or (ii) any agent for the Debt Financing Sources (so long as Parent remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any Debt Financing.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. Except as provided in Section 8.14, this Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement and the Expense Coverage Agreement constitute the entire agreement, and supersede all other agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock or Company RSU Awards that are validly entitled to receive the Merger Consideration, solely to the extent of enforcing the right to receive such Merger Consideration as provided in Section 2.3) and Section 5.9 (which shall be for the benefit of the Indemnified Parties), is not intended to and shall not confer upon any person other than the parties any rights or remedies hereunder, provided that the Lenders shall be third-party beneficiaries of the proviso to Section 1.2 and Section 8.14.

Section 8.11 Amendments; Waivers. Except as provided in Section 8.14, at any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the requisite approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “through” when used in this Agreement in the context of a period of time shall mean “to and including.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. When used herein, “ordinary course” and “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Debt Financing Source Matters. Notwithstanding anything herein to the contrary, Company, on behalf of itself and its Subsidiaries, hereby (a) agrees that the Debt Financing Sources will not have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated hereby or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that nothing in this Section 8.14 will limit the liability or obligations of the Debt Financing Sources party to the Debt Commitment Letter to Parent (and its successors and assigns) or the other parties to the Debt Commitment Letter), (b) agrees that the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing and any dispute arising under, out of, in connection with or related in any manner to the Debt Commitment Letter, the Definitive Agreements and/or Debt Financing will be governed by and construed in accordance with the Laws of the State of New York to the extent specified therein, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Law, (c) irrevocably and unconditionally waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect of any ligation directly or indirectly arising out of the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing or the performance of services in respect thereof or thereunder and (d) agrees (without limiting the foregoing clause (a)) not to bring any suit, action or proceeding against the Debt Financing Sources or which may arise pursuant to the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing or the performance of services in respect thereof or thereunder in any forum other than the United States District Court for the Southern District of New York located in the Borough of Manhattan or any New York State court sitting in the Borough of Manhattan, and the Company on behalf of itself and its Subsidiaries irrevocably consent to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and agrees that it will not, and will not support any of its Affiliates in bringing, any suit, action or proceeding in any other court. Notwithstanding anything to the contrary contained herein, any modification, waiver or termination of (i) Section 8.4, (ii) Section 8.6, (iii) Section 8.11, (iv) the proviso of Section 8.10 or (v) this Section 8.14 or the definition of “Debt Financing Sources” (or any other provision of this Agreement to the extent such modification, waiver or termination would modify the substance of such Sections or such definition) that is adverse to any Debt Financing Sources or of the proviso to Section 1.2 will not be effective without the prior written consent of the Lenders. This Section 8.14 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 8.14 will survive any termination of this Agreement.

Section 8.15 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

“2020 Annual Bonuses” has the meaning set forth in Section 5.5(d).

“Acquisition Proposal” has the meaning set forth in Section 5.3(d)(i).

“Action” has the meaning set forth in Section 5.9(b).

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, controls, or is controlled by, or is under common control with, such person, as of the date on which, or at any time during the period for which the determination of affiliation is being made. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Debt Financing” has the meaning set forth in Section 5.11(a).

“A.M. Best” means A.M. Best Company, Inc.

“Anti-Money Laundering Laws” has the meaning set forth in Section 3.25(b).

“Applicable Date” means January 1, 2019.

“Barclays” has the meaning set forth in Section 3.18.

“Biographical Affidavits” means all biographical affidavits, using the form established by the National Association of Insurance Commissioners (NAIC), that are required to be submitted to Governmental Entities in connection with the Notices.

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Burdensome Condition” has the meaning set forth in Section 5.6(d).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are closed.

“Cancelled Shares” has the meaning set forth in Section 2.1(b). “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-136 (H.R. 748)) and all regulations and guidance issued by any Governmental Entity with respect thereto, as in effect from time to time, including subsequent legislation in effect as of the date of this Agreement amending paragraph 36 of Section 7(a) of the Small Business Act.

“Captive Alternative” has the meaning set forth in Schedule 5.12.

“Cash Equity” has the meaning set forth in Section 4.5(b).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificate of Merger Filing” has the meaning set forth in Section 3.3(b).

“Certificates” has the meaning set forth in Section 2.2(a).

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a member agency.

“CFIUS Approval” means (a) Parent and the Company have received written notice from CFIUS that CFIUS has determined that the Merger is not a “covered transaction” and is not subject to review under the DPA; (b) Parent and the Company have received a written notice from CFIUS that it has concluded all action under the DPA with respect to the Merger; or (c) Parent and the Company have received a written notice from CFIUS that it has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to the CFIUS Declaration but has not requested the submission of a CFIUS Notice; or (d) if Parent and the Company have submitted a CFIUS Notice and CFIUS has sent a report (the “CFIUS Report”) to the President of the United States (“POTUS”) requesting POTUS’s decision, then POTUS has (i) announced a decision not to take any action to suspend or prohibit the Merger or (ii) not taken any action to suspend or prohibit the Merger after fifteen (15) days from the date of receipt of the CFIUS Report.

“CFIUS Declaration” means a short-form declaration filing with respect to the Merger submitted to CFIUS by Parent and the Company pursuant to 31 C.F.R. Part 800 Subpart D.

“CFIUS Notice” means a notice with respect to the Merger submitted to CFIUS by Parent and the Company pursuant to 31 C.F.R. Part 800 Subpart E in response to a request from CFIUS staff pursuant to 31 C.F.R. § 800.407(a)(1).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Commitment Letters” has the meaning set forth in Section 4.5(b).

“Common Stock” has the meaning set forth in Section 2.1(a).

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 3.3(c).

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company or any of its Subsidiaries, including Personal Data, that are used by the Company or any of its Subsidiaries.

“Company Disclosure Schedules” has the meaning set forth in Article III.

“Company Employee” has the meaning set forth in Section 5.5(a).

“Company Equity Awards” has the meaning set forth in Section 2.3(f).

“Company Material Adverse Effect” means any event, change, development, circumstance, act or effect that, individually or in the aggregate (a) has a materially adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, and, in each case, whether known or unknown as of the date of this Agreement or (b) would prevent, materially delay or materially impair the ability of the Company or any its Subsidiaries to complete the Closing or consummate or satisfy the conditions precedent to the Merger under this Agreement on a timely basis; provided, that with respect to the preceding clause (a), no event, change, development, circumstance, fact or effect relating to or resulting from any of the following, either individually or in the aggregate, shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) global or national economic, monetary, financial or political conditions or the securities, credit or financial markets, including prevailing interest rates or exchange rates; (ii) any changes in the market price or trading volume of the Common Stock, any changes in the ratings or ratings outlook for the Company and its Subsidiaries or any changes in any analyst recommendations or ratings with respect to the Company and its Subsidiaries; provided that any event, change, development, circumstance, fact or effect underlying any such change or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; (iii) events, changes or developments generally affecting the industries in which the Company or any of its Subsidiaries operate; (iv) changes in Law or regulation or the interpretation thereof by any Governmental Entities after the date of this Agreement; (v) any loss of, or adverse event, change, development, circumstance, fact or effect caused by the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby or the identity of Parent or any of its Affiliates as the acquiror of the Company, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, advisors, suppliers, business partners or regulators; provided, that, for the avoidance of doubt, the exceptions in this clause (v) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 3.3; (vi) any actions required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant this Agreement, the Loss Portfolio Binder or Loss Portfolio Contract (except for any obligation to operate in the ordinary course of business under Section 5.1) or any actions taken by the Company or any of its Subsidiaries or its or their respective Representatives at Parent’s written request or any action required not to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement, the Loss Portfolio Binder or Loss Portfolio Contract or any action not taken by the Company or any of its Subsidiaries or its or their respective Representatives at Parent’s written request; (vii) the commencement, occurrence, continuation or escalation of any armed hostilities, war or acts of terrorism, any hurricane, tornado, flood, earthquake or other weather events, natural disasters, pandemics or epidemics (including COVID-19 and any variants/mutations thereof) or any COVID-19 Measures, acts of God or other comparable events; (viii) changes in GAAP, any SAP or other applicable accounting principles, or changes to the enforcement or interpretation thereof by any Governmental Entities after the date of this Agreement; (ix) any loss of investment income as a result of the consummation of the Legacy Transfer Transaction; or (x) any litigation brought by one or more shareholders of the Company (including any derivative suits brought on behalf of the Company) relating to this Agreement or the transactions contemplated hereby; or (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the facts or events underlying such failure, subject to the exclusions in clauses (i)-(ix), shall not be excluded); provided further that, with respect to clauses (i), (ii), (iii), (iv), (vi), (vii), and (viii) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if they disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which the Company or any of its Subsidiaries operate or their products or services are sold (but only the incremental disproportionate effect will be taken into account).

“Company Material Contract” has the meaning set forth in Section 3.20(a).

“Company Performance Share Award” has the meaning set forth in Section 2.3(d).

“Company Permits” has the meaning set forth in Section 3.7(b).

“Company Privacy Policies” means all (a) publicly-facing data protection, data usage, data privacy and security policies of the Company and (b) official public statements and Contractual commitments relating to privacy, security or the Processing of Personal Data.

“Company PSU Award” has the meaning set forth in Section 2.3(b).

“Company Restricted Stock Award” has the meaning set forth in Section 2.3(c).

“Company RSU Award” has the meaning set forth in Section 2.3(a).

“Company SEC Documents” has the meaning set forth in Section 3.4(a).

“Company Severance Plan” has the meaning set forth in Section 5.5(a).

“Company Software” means all software that is Owned Intellectual Property.

“Company Stock Plan” means the Company’s 2019 Equity Incentive Plan.

“Company Stockholder Approval” has the meaning set forth in Section 3.19.

“Company Termination Fee” has the meaning set forth in Section 7.3(a).

“Condition” has the meaning set forth in Section 5.6(d).

“Confidentiality Agreement” has the meaning set forth in Section 5.2(b).

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments, supplements and modifications thereto (other than a Company Benefit Plan).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive or guideline promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or any variants/mutations thereof.

“Data Breach” means any unauthorized Processing of Personal Data, or unauthorized access to IT Systems, or any other data security incident, in each case, requiring notification to any person or Governmental Entity under Privacy Requirements.

“Data Processor” means a natural or legal person, public authority, agency or other body that Processes Personal Data on behalf of, at the direction of, or while providing services to, the Company or any of its Subsidiaries.

“Debt Commitment Letter” has the meaning set forth in Section 4.5(a).

“Debt Financing” means the debt financing contemplated under the Debt Commitment Letter.

“Debt Financing Sources” means the Lenders and/or any other persons that have committed to provide, or have otherwise entered into agreements in connection with, the Debt Financing or any Alternative Debt Financing in connection with the transactions contemplated hereby, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Definitive Agreements” has the meaning set forth in Section 5.11(a).

“DGCL” has the meaning set forth in Section 1.1.

“Dissenting Shares” has the meaning set forth in Section 2.1(d).

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the regulations promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 7.1(b).

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“Equity Commitment Letter” has the meaning set forth in the Recitals.

“Equity Investors” has the meaning set forth in Section 4.5(b).

“ERISA” has the meaning set forth in Section 3.9(a).

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“ESPP” has the meaning set forth in Section 2.3(e).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Information” means (a) any description of capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates on or after the Closing Date, (b) any information customarily provided by a lead arranger in a customary information memorandum for a bank financing, including sections customarily drafted by a lead arranger, such as those regarding confidentiality, timelines, syndication process and limitations of liability, (c) any segment reporting financial information to the extent not otherwise prepared by the Company, (d) without limitation of the Company’s obligations under Section 5.11(c)(vii), any pro forma, projected or forward-looking information, (e) any information relating to transactions anticipated by Parent or Merger Sub (but not by the Company or its Subsidiaries) to occur after the Closing Date and (f) any information with respect to any person other than (i) the Company and its Subsidiaries and (ii) officers of the Company or any of its Subsidiaries who will remain in such capacity after the Closing Date.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of June 12, 2020, by and among the Company, the several banks and other financial institutions and lenders from time to time party thereto and Truist Bank, in its capacity as administrative agent for the lenders.

“Expense Coverage Agreement” means that certain Expense Coverage Agreement by and between TowerBrook Capital Partners L.P. and the Company, dated September 12, 2020, as amended.

“Financing” has the meaning set forth in Section 4.5(b).

“Financing Amount” has the meaning set forth in Section 4.5(d).

“Fraud” means intentional fraud, committed with actual knowledge (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory), with respect to the representations and warranties expressly set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.3(c).

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.3(c).

“Human Resources Committee” has the meaning set forth in Section 2.3(b).

“Indemnified Party” has the meaning set forth in Section 5.9(b).

“Information Security Program” means a written information security program that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data and IT Systems, and that includes, as applicable: (a) policies and procedures regarding Personal Data, and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of any Personal Data owned or Processed by the Company or any third-party operating on behalf of or at the direction of the Company; (c) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (d) protections against Data Breaches, Malicious Code, and against loss, misuse or unauthorized access to and Processing of Company Data and IT Systems.

“Information Statement” has the meaning set forth in Section 3.3(c).

“Insurance Contract” means any insurance policy, binder, slip or contract issued by an Insurance Subsidiary.

“Insurance Laws” means all Laws applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable orders of Governmental Entities and Insurance Regulators.

“Insurance Producer” means any insurance agent, insurance broker, insurance intermediary, general agent, managing general agent, excess or surplus lines broker or insurance agency currently responsible for soliciting, selling, negotiating, offering, marketing or producing Insurance Contracts.

“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of an Insurance Subsidiary in such jurisdiction. For the avoidance of doubt, “Insurance Regulator” also includes any applicable semi-governmental or self-regulatory organization, including supervisory colleges and any related body.

“Insurance Regulatory Approvals and Notices” has the meaning set forth in Section 7.3(b).

“Insurance Representative” has the meaning set forth in Section 3.28.

“Insurance Subsidiaries” has the meaning set forth in Section 3.23(a).

“Intellectual Property” means all intellectual property rights, in any and all jurisdictions worldwide (whether or not capable of registration, registered or not registered), including all (a) patents, utility models, inventions and discoveries, statutory invention registrations, and invention disclosures; (b) trademarks, service marks, Internet domain names, corporate names, uniform resource locators, trade dress, assumed, fictional business and trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith; (c) works of authorship (including software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) registrations, applications, renewals, continuations, continuations-in-part, reissues and extensions for any of the foregoing in (a)-(d), and (f) any and all other proprietary rights.

“Investment Assets” means any interest in any bonds, notes, debentures, mortgage loans, real estate, instruments of indebtedness, stocks and all other equity interests, certificates issued by or interests in trusts or derivatives, in each case, acquired or held specifically for investment or hedging purposes.

“Investors” means, collectively, TowerBrook Capital Partners L.P., or any of its Affiliates, Further Global Capital Management, L.P., or any of its Affiliates, and any other investors that will acquire equity securities of Pedal Topco, L.P., a Delaware limited partnership or any of its Subsidiaries prior to, at, or immediately after the Closing.

“IPO Date” means July 29, 2019.

“IT Systems” mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, network and telecommunications equipment, wide area network and other data communications or information technology equipment, owned or leased by the Company or any of its Subsidiaries in the operation of their businesses.

“Joint Stockholder Consent” has the meaning set forth in the Recitals.

“Knowledge” means (a) with respect to Parent, the actual knowledge of any one or more individuals listed on Section 8.15(a) of the Parent Disclosure Schedules and (b) with respect to the Company, the actual knowledge of any one or more individuals listed on Section 8.15(b) of the Company Disclosure Schedules, in each case after reasonable inquiry of their respective direct reports.

“Law” or “Laws” has the meaning set forth in Section 3.7(a).

“Legacy Transfer Transaction” means the transaction to be effected pursuant to the Loss Portfolio Binder, the Loss Portfolio Contract and Schedule 5.12.

“Lenders” has the meaning set forth in Section 4.5(a).

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, or charge of any kind.

“Limited Guarantees” has the meaning set forth in Section 4.6.

“Loss Portfolio Approvals” has the meaning set forth in Section 3.3(c).

“Loss Portfolio Binder” has the meaning set forth in Section 3.26.

“Loss Portfolio Contract” means the loss portfolio contract or contracts to be entered into immediately following the Closing (x) if the Captive Alternative is effected, between the Captive and the Third Party Reinsurer, or (y) if the Permitted Practices Alternative is effected, between each Specified Subsidiary and the Third Party Reinsurer, in each case the form of which is attached as Exhibit A to the Loss Portfolio Binder.

“made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, includes documents filed or furnished by the Company with the SEC that are publicly available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC, and documents made available for review by Parent or its Representatives in the electronic data room maintained by the Company in connection with the transactions contemplated by this Agreement, in each case, at least two (2) Business Days prior to the date hereof.

“Major Stockholders” has the meaning set forth in the Recitals.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3.9(a).

“New Plan” has the meaning set forth in Section 5.5(b).

“Notices” means all notices, filings and acknowledgements other than with respect to an antitrust or competition Law that are required to be filed with or provided to any Governmental Entity in order to the consummate the transactions contemplated hereby.

“NYSE” means the New York Stock Exchange.

“OFAC” has the meaning set forth in Section 3.25(c).

“Old Plan” has the meaning set forth in Section 5.5(b).

“Open Source Materials” means software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms, including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses.

“Owned Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.2(b).

“Parent Disclosure Schedules” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” has the meaning set forth in Section 4.1.

“Parent Termination Fee” has the meaning set forth in Section 7.3(b).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Payoff Letter” has the meaning set forth in Section 5.14(c).

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, or which are being contested in good faith and, in each case, for which adequate accruals or reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity, (d) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (e) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company, (f) relating to such imperfections or irregularities of title as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (g) any license, covenant to sue or other similar rights or immunities with respect to Intellectual Property granted in the ordinary course of business, or (h) securing indebtedness of the Company or any Subsidiary thereof, which indebtedness is in existence on the date hereof or is not otherwise prohibited by this Agreement.

“Permitted Practice Alternative” has the meaning set forth in Schedule 5.12.

“person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including: (a) a natural person’s name, street address or specific geolocation information, photograph, date of birth, telephone number, email address, online contact information, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; or (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Privacy Requirements” means any and all applicable Laws, industry requirements, and Contracts relating to the Processing of Personal Data, including: (a) each Law relating to the protection or Processing of Personal Data that is applicable to the Company, including as applicable, the Federal Trade Commission Act, 15 U.S.C. § 45; the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the Health Information Technology for Economic and Clinical Health Act (“HITECH”); the Fair Credit Reporting Act, 15 U.S.C. § 1681; the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801, et seq.; the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22; the Stored Communications Act, 18 U.S.C. §§ 2701-12; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; the New York Department of Financial Services Cybersecurity Regulation, 23 NYCRR § 500, et seq.; and the South Carolina Privacy of Consumer Financial and Health Information Regulation, South Carolina Code § 69-58; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. 17.00; Nev. Rev. Stat. 603A; Cal. Civ. Code § 1798.82; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; 11 NYCRR 420 et seq.; 11 NYCRR 421 et seq.; the Illinois Biometric Information Privacy Act, 740 ILCS 14 et seq.; the European Union’s Directive on Privacy and Electronic Communications (2002/58/EC); the General Data Protection Regulation (2016/679); Laws requiring notification to any person or Governmental Entity in the event of a Data Breach; and all implementing regulations and requirements, and other similar Laws; (b) each Contract relating to the Processing of Personal Data applicable to the Company; and (c) each applicable rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Processing”, “Process” or “Processed”, with respect to Company Data, means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, destruction, transfer, modification, or any other processing (as defined by Privacy Requirements) of such Company Data.

“Qualifying Transaction” has the meaning set forth in Section 7.3(a).

“Recommendation” has the meaning set forth in Section 3.3(b).

“Registered Owned Intellectual Property” has the meaning set forth in Section 3.15(b).

“Reinsurance Agreement” has the meaning set forth in Schedule 5.12.

“Regulatory Approvals” means all registrations, licenses, permits, approvals, membership agreements, exemptive orders and regulatory or judicial orders (including those applicable to directors, officers, principals, employees and agents) other than with respect to any antitrust or competition Law issued by any Governmental Entity or Self-Regulatory Organization required under applicable Laws to permit the consummation of the Merger. For the avoidance of doubt, the term “Regulatory Approvals” includes CFIUS Approval.

“Reinsurance Contracts” has the meaning set forth in Section 3.24(a).

“Representatives” has the meaning set forth in Section 5.2(a).

“Required Information” means the financial statements required by Section 3.01 of Exhibit B to the Debt Commitment Letter.

“Reserves” means the reserves, funds or provisions of any Insurance Subsidiary, as applicable, for losses, claims, premiums, policy benefits and expenses, including unearned premium reserves, reserves for incurred losses, technical reserves, incurred loss adjustment expenses, incurred but not reported losses and loss adjustment expenses, in respect of an Insurance Contract or insurance policies reinsured or assumed by any Insurance Subsidiary.

“Sanctioned Country” has the meaning set forth in Section 3.25(c).

“Sanctions” has the meaning set forth in Section 3.25(c).

“SAP” means, as to any Insurance Subsidiary, the statutory accounting practices and procedures prescribed or permitted by the applicable Insurance Regulator in the jurisdiction in which the Insurance Subsidiary is domiciled, consistently applied by such Insurance Subsidiary.

“SAP Statements” has the meaning set forth in Section 3.23(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with regulating its own members through the adoption and enforcement of financial, sales practice and other requirements for brokers, dealers, securities underwriting or trading, stock exchanges, swap execution facilities, commodity exchanges, commodity intermediaries, electronic communications networks, insurance companies or agents, investment companies or investment advisers.

“Share” has the meaning set forth in Section 2.1(a).

“Special Committee” means the Independent Special Committee of the Board of Directors of the Company.

“Specified Subsidiary” has the meaning set forth in Schedule 5.12.

“Sponsors” has the meaning set forth in Section 4.6.

“Statements” has the meaning set forth in Section 3.23(a).

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership); provided that when used in respect of Parent shall only include Subsidiaries of Parent prior to the Closing.

“Summary Business Plan” has the meaning set forth in Section 5.6(b).

“Superior Proposal” has the meaning set forth in Section 5.3(d)(ii).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax Return” has the meaning set forth in Section 3.12(b).

“Taxes” has the meaning set forth in Section 3.12(b).

“Termination Date” has the meaning set forth in Section 5.1(a).

“Third-Party Consents” has the meaning set forth in Section 5.13.

“Third-Party Reinsurer” has the meaning set forth in Schedule 5.12.

“Transaction Expenses” means all costs, fees and expenses incurred by the Company and its Subsidiaries or incurred by any officer, director, manager, shareholder or Representative of the Company or its Subsidiaries and charged to, or paid, payable or reimbursed by, or otherwise accounted for by the Company or any of its Subsidiaries in connection with the authorization, preparation, negotiation, execution and consummation of the transactions contemplated by this Agreement or the Legacy Transfer Transaction, including (a) non-ordinary course of business bonuses or any success fees payable to any person by the Company or its Subsidiaries in connection with the consummation of the transactions contemplated hereby and (b) any costs, fees, expenses or disbursements of attorneys, actuaries, investment bankers, accountants or other professional advisors.

“WARN Act” has the meaning set forth in Section 3.13(f).

“Willful Breach” means with respect to any representation, warranty, agreement or covenant expressly set forth in this Agreement, a knowing and intentional deliberate action or omission (including a failure to cure circumstances) where the individual taking such action (or failing to take such action) on behalf of the breaching party knows such action or omission would cause or constitute or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PEDAL PARENT, INC.

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary

PEDAL MERGER SUB, INC.

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary

PROSIGHT GLOBAL, INC.

By:	/s/ Larry Hannon
Name:	Larry Hannon
Title:	President and Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]